UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F       X            Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                      No      X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi UFJ, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

Date: May 23, 2007	By	/S/ Junichiro Otsuda
Junichiro Otsuda
Chief Manager
Corporate Administration Division

Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2007

Mitsubishi UFJ Financial Group, Inc. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Mitsubishi UFJ Trust and Banking Corporation

[Contents]

Mitsubishi UFJ Financial Group, Inc.

I. Financial Highlights under Japanese GAAP for the Fiscal Ended March 31, 2007

1. Financial Statements

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Assets:
Cash and due from banks	7,290,057	10,846,488	(3,556,431)
Call loans	1,766,390	1,995,900	(229,510)
Receivables under resale agreements	223,278	193,473	29,805
Receivables under securities borrowing transactions	3,586,380	2,738,240	848,139
Bills bought	—	530,200	(530,200)
Commercial paper and other debt purchased	3,226,721	1,753,884	1,472,836
Trading assets	4,108,862	5,804,223	(1,695,361)
Money held in trust	242,996	283,155	(40,159)
Investment securities	40,705,727	42,159,651	(1,453,924)
Allowance for losses on investment securities	(132,125)	(134,331)	2,206
Loans and bills discounted	68,194,957	69,587,196	(1,392,238)
Foreign exchanges	1,395,884	1,265,985	129,899
Other assets	2,438,700	3,158,035	(719,335)
Tangible fixed assets	958,052	—	958,052
Intangible fixed assets	297,632	—	297,632
Premises and equipment	—	1,056,743	(1,056,743)
Deferred tax assets	194,999	599,840	(404,841)
Customers’ liabilities for acceptances and guarantees	6,886,433	6,180,736	705,696
Allowance for loan losses	(771,057)	(928,134)	157,077

Total assets	140,613,892	147,091,292	(6,477,399)

Liabilities:
Deposits	100,276,681	101,092,544	(815,862)
Negotiable certificates of deposit	5,516,096	5,716,110	(200,014)
Call money	1,877,290	1,769,921	107,368
Payables under repurchase agreements	3,179,360	3,821,352	(641,992)
Payables under securities lending transactions	3,273,394	1,922,450	1,350,944
Bills sold	—	6,536,500	(6,536,500)
Trading liabilities	658,722	1,101,840	(443,118)
Borrowed money	4,935,482	3,998,983	936,499
Foreign exchanges	1,012,030	1,315,382	(303,351)
Short-term corporate bonds	150,600	375,700	(225,100)
Bonds and notes	3,359,910	3,956,690	(596,779)
Other liabilities	2,158,747	2,469,563	(310,816)
Reserve for employees’ bonuses	15,951	14,218	1,733
Reserve for employees’ retirement benefits	11,348	11,153	194
Reserve for contingent losses	81,951	—	81,951
Reserves under special laws	31	31	—
Deferred tax liabilities for land revaluation	197,942	202,531	(4,588)
Acceptances and guarantees	6,886,433	6,180,736	705,696

Total liabilities	133,591,975	140,485,710	(6,893,734)

Net assets:
Capital stock	996,973	—	996,973
Capital surplus	2,767,590	—	2,767,590
Capital reserve	2,767,590	—	2,767,590
Retained earnings	1,627,703	—	1,627,703
Revenue reserve	190,044	—	190,044
Other retained earnings	1,437,658	—	1,437,658
Total shareholders’ equity	5,392,266	—	5,392,266
Net unrealized gains (losses) on other securities, net of taxes	1,435,530	—	1,435,530
Net deferred gains (losses) on hedging instruments, net of taxes	(46,187)	—	(46,187)
Land revaluation excess, net of taxes	240,307	—	240,307
Total valuation and translation adjustments	1,629,650	—	1,629,650

Total net assets	7,021,917	—	7,021,917

Total liabilities and net assets	140,613,892	—	140,613,892

Shareholders’ equity:
Capital stock	—	996,973	(996,973)
Capital surplus	—	2,767,590	(2,767,590)
Capital reserve	—	2,767,590	(2,767,590)
Retained earnings	—	1,404,884	(1,404,884)
Revenue reserve	—	190,044	(190,044)
Voluntary reserve	—	720,629	(720,629)
Unappropriated retained earnings:	—	494,209	(494,209)
Net income	—	450,799	(450,799)
Land revaluation excess, net of taxes	—	245,742	(245,742)
Net unrealized gains (losses) on securities available for sale, net of taxes	—	1,190,391	(1,190,391)

Total shareholders’ equity	—	6,605,581	(6,605,581)

Total liabilities and shareholders’ equity	—	147,091,292	(147,091,292)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Ordinary income:
Interest income:	2,466,446	1,449,881	1,016,565
(Interest on loans and bills discounted)	1,434,893	787,546	647,347
(Interest and dividends on securities)	589,836	405,407	184,429
Fees and commissions	550,592	341,553	209,039
Trading profits	140,198	101,096	39,101
Other business income	304,491	218,467	86,023
Other ordinary income	189,805	106,016	83,788

Total ordinary income	3,651,533	2,217,015	1,434,518

Ordinary expenses:
Interest expenses:	1,282,373	620,716	661,657
(Interest on deposits)	599,324	306,435	292,889
Fees and commissions	125,048	72,999	52,049
Trading losses	—	9,505	(9,505)
Other business expenses	100,525	110,157	(9,632)
General and administrative expenses	1,084,446	687,990	396,455
Other ordinary expenses	224,589	152,753	71,836

Total ordinary expenses	2,816,984	1,654,123	1,162,860

Ordinary profit	834,549	562,892	271,657

Extraordinary gains	190,255	266,005	(75,750)
Extraordinary losses	66,764	15,213	51,550

Income before income taxes and others	958,040	813,684	144,356

Income taxes-current	15,184	14,764	419
Income taxes-deferred	273,558	348,120	(74,561)

Net income	669,298	450,799	218,498

Unappropriated retained earnings brought forward	—	680,981	—
Reversal of land revaluation excess	—	2,476	—
Interim dividends	—	640,047	—
Unappropriated retained earnings	—	494,209	—

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

(in millions of yen)	Shareholders’ equity
	Capital stock	Capital surplus		Retained earnings						Total shareholders’ equity
		Capital reserve	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
					Reserve for losses on overseas investments	Funds for employees’ retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	996,973	2,767,590	2,767,590	190,044	1	2,432	718,196	494,209	1,404,884	5,169,447

Changes during the period
Dividends from retained earnings								(451,913)	(451,913)	(451,913)
Net income for the period								669,298	669,298	669,298
Reversal of reserve for losses on overseas investments					(1)			1	—	—
Reversal of land revaluation excess, net of taxes								5,434	5,434	5,434
Changes other than Shareholders’ equity (net)

Total changes during the period	—	—	—	—	(1)	—	—	222,819	222,818	222,818

Balances as of March 31, 2007	996,973	2,767,590	2,767,590	190,044	—	2,432	718,196	717,029	1,627,703	5,392,266

	Valuation and translation adjustments				Total net assets
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments
Balances as of March 31, 2006	1,190,391	—	245,742	1,436,133	6,605,581

Changes during the period
Dividends from retained earnings					(451,913)
Net income for the period					669,298
Reversal of reserve for losses on overseas investments					—
Reversal of land revaluation excess, net of taxes					5,434
Changes other than Shareholders’ equity (net)	245,138	(46,187)	(5,434)	193,516	193,516

Total changes during the period	245,138	(46,187)	(5,434)	193,516	416,335

Balances as of March 31, 2007	1,435,530	(46,187)	240,307	1,629,650	7,021,917

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Balance Sheets

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/(Decrease) (A) - (B)
Assets:
Cash and due from banks	888,167	798,172	89,994
Call loans	177,100	25,293	151,806
Receivables under securities borrowing transactions	150,638	233,697	(83,059)
Commercial paper and other debt purchased	95,235	151,415	(56,179)
Trading assets	237,307	314,489	(77,182)
Money held in trust	9,559	13,001	(3,442)
Investment securities	6,836,277	5,791,091	1,045,186
Allowance for losses on investment securities	(577)	(167)	(409)
Loans and bills discounted	9,890,460	10,391,395	(500,934)
Foreign exchanges	5,203	5,148	55
Other assets	650,789	680,672	(29,882)
Tangible fixed assets	108,462	—	108,462
Intangible fixed assets	60,401	—	60,401
Premises and equipment	—	171,314	(171,314)
Customers’ liabilities for acceptances and guarantees	257,412	236,807	20,605
Allowance for loan losses	(122,979)	(124,448)	1,468

Total assets	19,243,460	18,687,883	555,577

Liabilities:
Deposits	11,764,679	11,889,329	(124,650)
Negotiable certificates of deposit	1,724,653	1,224,847	499,806
Call money	292,026	67,677	224,348
Payables under repurchase agreements	250,604	33,999	216,604
Payables under securities lending transactions	202,248	484,854	(282,606)
Bills sold	—	449,400	(449,400)
Trading liabilities	32,706	55,493	(22,786)
Borrowed money	916,365	234,228	682,136
Foreign exchanges	592	699	(107)
Short-term corporate bonds	81,900	10,200	71,700
Bonds and notes	299,900	359,400	(59,500)
Due to trust accounts	1,328,469	1,761,850	(433,380)
Other liabilities	291,927	317,345	(25,418)
Reserve for employees’ bonuses	4,432	4,343	88
Reserve for bonuses for directors and corporate auditors	90	—	90
Reserve for employees’ retirement benefits	—	8,709	(8,709)
Reserve for contingent losses	9,612	—	9,612
Deferred tax liabilities	92,284	7,085	85,198
Deferred tax liabilities for land revaluation	6,150	6,401	(251)
Acceptances and guarantees	257,412	236,807	20,605

Total liabilities	17,556,056	17,152,675	403,381

Net assets:
Capital stock	324,279	—	324,279
Capital surplus:	530,334	—	530,334
Capital reserve	250,619	—	250,619
Other capital surplus	279,714	—	279,714
Retained earnings:	434,303	—	434,303
Revenue reserve	73,714	—	73,714
Other retained earnings	360,589	—	360,589
Total shareholders’ equity	1,288,916	—	1,288,916
Net unrealized gains (losses) on other securities, net of taxes	415,045	—	415,045
Net deferred gains (losses) on hedging instruments, net of taxes	(6,858)	—	(6,858)
Land revaluation excess, net of taxes	(9,699)	—	(9,699)
Total valuation and translation adjustments	398,487	—	398,487

Total net assets	1,687,403	—	1,687,403

Total liabilities and net assets	19,243,460	—	19,243,460

Shareholders’ equity:
Capital stock	—	324,279	(324,279)
Capital surplus:	—	582,419	(582,419)
Capital reserve	—	582,419	(582,419)
Retained earnings:	—	260,964	(260,964)
Revenue reserve	—	73,714	(73,714)
Voluntary reserve	—	189,206	(189,206)
Unabsorbed losses:	—	1,955	(1,955)
Net income	—	147,211	(147,211)
Land revaluation excess, net of taxes	—	(10,721)	10,721
Net unrealized gains (losses) on securities available for sale, net of taxes	—	378,266	(378,266)

Total shareholders’ equity	—	1,535,208	(1,535,208)

Total liabilities and shareholders’ equity	—	18,687,883	(18,687,883)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statements of Operations

(in millions of yen)	For the fiscal year ended March 31, 2007 (A)	For the fiscal year ended March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Ordinary income:
Trust fees	111,075	92,221	18,853
Interest income:	348,257	274,139	74,117
(Interest on loans and bills discounted)	143,732	109,555	34,176
(Interest and dividends on securities)	171,645	129,996	41,649
Fees and commissions	165,111	126,163	38,947
Trading profits	17,197	363	16,834
Other business income	28,407	51,392	(22,984)
Other ordinary income	39,031	37,260	1,771

Total ordinary income	709,081	581,540	127,540

Ordinary expenses:
Interest expenses:	123,150	94,531	28,618
(Interest on deposits)	67,282	57,721	9,560
Fees and commissions	24,087	16,372	7,714
Trading losses	172	5,558	(5,386)
Other business expenses	51,319	39,337	11,981
General and administrative expenses	204,764	184,496	20,267
Other ordinary expenses	27,228	24,662	2,565

Total ordinary expenses	430,721	364,959	65,761

Ordinary profit	278,360	216,581	61,778

Extraordinary gains	10,558	64,238	(53,680)
Extraordinary losses	4,844	20,347	(15,502)

Income before income taxes and others	284,073	260,472	23,600

Income taxes-current	631	(2,392)	3,023
Income taxes-deferred	71,800	115,653	(43,853)

Net income	211,642	147,211	64,430

Unappropriated retained earnings brought forward	—	20,600	—
Unappropriated retained earnings acquired resulting from the merger	—	21,004	—
Reversal of land revaluation excess	—	(762)	—
Interim dividends	—	190,010	—
Unabsorbed losses	—	1,955	—

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Statement of Changes in Net Assets (from April 1, 2006 to March 31, 2007)

(in millions of yen)	Shareholders’ equity
	Capital stock	Capital surplus			Retained earnings						Total shareholders’ equity
		Capital reserve	Other capital surplus	Total capital surplus	Revenue reserve	Other retained earnings				Total retained earnings
						Reserve for losses on overseas investments	Funds for retirement benefit	Other reserve	Earned surplus brought forward
Balances as of March 31, 2006	324,279	582,419	—	582,419	73,714	1	710	188,495	(1,955)	260,964	1,167,662

Changes during the period	—	—		—		—
Transfer from capital reserve to other capital surplus	—	(331,800)	331,800	—							—
Reversal of reserve for losses on overseas investments (*)						(0)			0	—	—
Reversal of reserve for losses on overseas investments	—					(0)			0	—	—
Transfer from other reserve to earned surplus brought forward (*)	—							(50,000)	50,000	—	—
Dividends from surplus (*)	—	—				—			(25,429)	(25,429)	(25,429)
Dividends from surplus	—	—	(52,085)	(52,085)		—			(11,851)	(11,851)	(63,936)
Net income for the period	—	—				—			211,642	211,642	211,642
Reversal of land revaluation excess, net of taxes	—	—				—			(1,021)	(1,021)	(1,021)
Changes other than Shareholders’ equity (net)	—	—		—	—

Total changes during the period	—	(331,800)	279,714	(52,085)	—	(0)	—	(50,000)	223,339	173,338	121,253

Balances as of March 31, 2007	324,279	250,619	279,714	530,334	73,714	0	710	138,495	221,383	434,303	1,288,916

	Valuation and translation adjustments
	Net unrealized gains (losses) on other securities, net of taxes	Net deferred gains (losses) on hedging instruments, net of taxes	Land revaluation excess, net of taxes	Total valuation and translation adjustments	Total net assets
Balances as of March 31, 2006	378,266	—	(10,721)	367,545	1,535,208

Changes during the period
Transfer from capital reserve to other capital surplus					—
Reversal of reserve for losses on overseas investments (*)					—
Reversal of reserve for losses on overseas investments					—
Transfer from other reserve to earned surplus brought forward (*)					—
Dividends from surplus (*)					(25,429)
Dividends from surplus					(63,936)
Net income for the period					211,642
Reversal of land revaluation excess, net of taxes					(1,021)
Changes other than Shareholders’ equity (net)	36,778	(6,858)	1,021	30,942	30,942

Total changes during the period	36,778	(6,858)	1,021	30,942	152,195

Balances as of March 31, 2007	415,045	(6,858)	(9,699)	398,487	1,687,403

(*)	Approved at annual general meeting of shareholders on June 2006.

Mitsubishi UFJ Financial Group, Inc.

2. Statements of Trust Assets and Liabilities

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Statements of Trust Assets and Liabilities including Trust Assets under Service-Shared Co-Trusteeship

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Assets:
Loans and bills discounted	318,762	350,037	(31,275)
Loans on bills	306,736	339,762	(33,026)
Loans on deeds	12,026	10,275	1,750
Securities	51,797,506	49,971,674	1,825,832
Government bonds	13,804,392	13,015,914	788,478
Municipal bonds	1,867,354	1,691,445	175,908
Short-term corporate bonds	57,978	—	57,978
Corporate bonds	9,178,301	9,078,077	100,223
Equity securities	12,794,546	12,071,562	722,984
Foreign securities	11,470,409	11,756,293	(285,883)
Other securities	2,624,523	2,358,380	266,142
Beneficiary rights to the trust	24,954,882	24,690,554	264,328
Securities held in custody accounts	1,327,575	1,129,454	198,121
Money claims	12,639,248	11,398,024	1,241,224
Other money claims	12,639,248	11,398,024	1,241,224
Tangible fixed assets	7,810,422	—	7,810,422
Premises	42,035	—	42,035
Equipment	7,768,387	—	7,768,387
Intangible fixed assets	91,057	—	91,057
Surface rights	24,791	—	24,791
Real estate lease rights	63,820	—	63,820
Other intangible fixed assets	2,445	—	2,445
Premises and equipment	—	6,363,329	(6,363,329)
Premises	—	27,294	(27,294)
Equipment	—	6,336,034	(6,336,034)
Surface rights	—	17,805	(17,805)
Land lease rights	—	52,094	(52,094)
Other claims	3,005,010	2,333,082	671,928
Call loans	1,321,679	1,396,008	(74,329)
Due from banking account	1,542,327	2,428,889	(886,562)
Cash and due from banks	1,442,039	1,054,442	387,597
Cash	367	393	(25)
Due from banks	1,441,671	1,054,048	387,622

Total assets	106,250,513	101,185,395	5,065,118

Liabilities:
Money trusts	30,086,680	29,699,587	387,093
Pension trusts	13,444,615	12,150,927	1,293,687
Property formation benefit trusts	13,978	14,583	(604)
Loan trusts	379,728	653,459	(273,731)
Investment trusts	23,220,314	22,892,430	327,884
Money entrusted other than money trusts	2,909,555	2,946,860	(37,304)
Securities trusts	1,773,451	1,560,549	212,902
Money claim trusts	13,099,740	11,783,807	1,315,932
Equipment trusts	42,461	27,027	15,433
Land and fixtures trusts	114,487	118,056	(3,569)
Land leases trusts	—	265	(265)
Composite trusts	21,165,498	19,337,839	1,827,659
Other trusts	—	0	(0)

Total liabilities	106,250,513	101,185,395	5,065,118

Mitsubishi UFJ Financial Group, Inc.

Mitusubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(2) Suppplemental Data as of March 31, 2007

Detailed information for designated money trusts and loan trusts which repayment of the principal to the customers is guaranteed, including trusts for which beneficiary interests are re-entrusted.

Money trusts			(in millions of yen	)

Assets:		Liabilities:
Loans and bills discounted	170,826	Principal	1,594,472
Securities	467,820	Allowance for bad debts	514
Other	1,039,372	Other	83,032

Total	1,678,019	Total	1,678,019

Loan trusts			(in millions of yen	)

Assets:		Liabilities:
Loans and bills discounted	—	Principal	378,556
Securities	—	Special internal reserves	2,374
Other	382,305	Other	1,375

Total	382,305	Total	382,305

(3) Comparison of major items

(in millions of yen)	As of March 31, 2007 (A)	As of March 31, 2006 (B)	Increase/ (Decrease) (A) - (B)
Total funds	57,414,336	55,632,735	1,781,601
Deposits	11,764,679	11,889,329	(124,650)
Negotiable certificates of deposit	1,724,653	1,224,847	499,806
Money trusts	30,086,680	29,699,587	387,093
Pension trusts	13,444,615	12,150,927	1,293,687
Property formation benefit trusts	13,978	14,583	(604)
Loan trusts	379,728	653,459	(273,731)

Loans and bills discounted	10,209,222	10,741,432	(532,210)
Banking account	9,890,460	10,391,395	(500,934)
Trust account	318,762	350,037	(31,275)

Investment securities	58,633,784	55,762,765	2,871,018

Note:	Tables shown above includes master trust assets under the service-shared co-trusteeship between Mitsubishi UFJ Trust and Banking Corporation and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

3. Financial Results

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former Mitsubishi Tokyo Financial Group, Inc. (April - September), former UFJ Holdings, Inc. (April - September) and Mitsubishi UFJ Financial Group, Inc. (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	3,726,674	3,609,991	116,683
(Gross profits before credit costs for trust accounts)	3,726,793	3,610,913	115,879
Net interest income	1,904,467	1,857,901	46,565
Trust fees	152,945	146,619	6,325
Credit costs for trust accounts (1)	(118)	(921)	803
Net fees and commissions	1,158,623	1,099,706	58,917
Net trading profits	315,042	161,576	153,466
Net other business income	195,595	344,187	(148,592)
Net gains (losses) on debt securities	(18,884)	(29,499)	10,614
General and administrative expenses	2,074,029	1,925,327	148,702
Amortization of goodwill	9,047	—	9,047
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	1,661,811	1,685,586	(23,774)
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	1,652,764	1,685,586	(32,822)
Provision for general allowance for loan losses (2)	—	—	—
Net business profits*	1,652,645	1,684,664	(32,019)
Net non-recurring gains (losses)	(195,565)	(251,355)	55,790
Credit related costs (3)	(196,138)	(218,295)	22,156
Losses on loan write-offs	(193,368)	(153,740)	(39,628)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(2,770)	(64,554)	61,784
Net gains (losses) on equity securities	127,176	60,902	66,273
Gains on sales of equity securities	169,738	122,757	46,980
Losses on sales of equity securities	(3,830)	(26,146)	22,315
Losses on write down of equity securities	(38,731)	(35,708)	(3,022)
Profits (losses) from investments in affiliates	(80,621)	20,243	(100,864)
Other	(45,981)	(114,206)	68,225
Amortization of goodwill	3,210	(16,294)	19,505

Ordinary profit	1,457,080	1,433,308	23,771

Net extraordinary gains (losses)	51,650	634,252	(582,601)
Gains on loans written-off (4)	111,229	100,843	10,386
Reversal of allowance for loan losses (5)	9,337	608,957	(599,620)
Losses on impairment of fixed assets	(18,641)	(43,701)	25,060
Income before income taxes and others	1,508,730	2,067,561	(558,830)
Income taxes-current	115,091	140,994	(25,903)
Income taxes-deferred	413,731	645,399	(231,667)
Minority interests	98,910	99,390	(479)

Net income	880,997	1,181,777	(300,779)

Note:

*  Net business profits = Banking subsidiaries’ Net business profits + Other consolidated entities’ gross profits – Other consolidated entities’ general and administrative expenses — Other consolidated entities’ provision for general allowance for loan losses – Amortization of goodwill – Inter-company transactions

(Reference)

Total credit costs (1)+(2)+(3)+(5)	(186,920)	389,740	(576,661)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	(75,691)	490,584	(566,275)
Number of consolidated subsidiaries	253	248	5
Number of affiliated companies accounted for under the equity method	48	42	6

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (January - March), former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	2,428,014	2,546,763	(118,749)
(Gross profits before credit costs for trust accounts)	2,428,133	2,547,685	(119,552)
Net interest income	1,412,093	1,515,066	(102,973)
Trust fees	111,075	116,167	(5,092)
Credit costs for trust accounts (1)	(118)	(921)	803
Net fees and commissions	566,568	553,749	12,819
Net trading profits	157,224	19,184	138,039
Net other business income	181,053	342,595	(161,542)
Net gains (losses) on debt securities	(15,664)	(15,818)	153
General and administrative expenses	1,254,039	1,207,276	46,763
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	1,174,093	1,340,409	(166,315)
Provision for general allowance for loan losses (2)	(1,758)	—	(1,758)
Net business profits	1,172,216	1,339,487	(167,271)
Net non-recurring gains (losses)	(59,306)	(161,060)	101,753
Credit related costs (3)	(129,141)	(163,465)	34,323
Losses on loan write-offs	(116,606)	(114,218)	(2,387)
Provision for specific allowance for loan losses	(4,558)	—	(4,558)
Other credit related costs	(7,976)	(49,247)	41,270
Net gains (losses) on equity securities	108,474	133,319	(24,844)
Gains on sales of equity securities	153,197	186,896	(33,698)
Losses on sales of equity securities	(3,176)	(12,562)	9,385
Losses on write down of equity securities	(41,545)	(41,014)	(531)
Other	(38,639)	(130,914)	92,274

Ordinary profit	1,112,909	1,178,427	(65,517)

Net extraordinary gains (losses)	129,204	741,311	(612,107)
Gains on loans written-off (4)	102,005	88,999	13,006
Reversal of allowance for loan losses (5)	90,556	696,155	(605,598)
Losses on impairment of fixed assets	(15,190)	(20,190)	4,999
Income before income taxes and others	1,242,113	1,919,738	(677,624)
Income taxes-current	15,815	15,219	596
Income taxes-deferred	345,358	622,280	(276,922)

Net income	880,940	1,282,239	(401,299)

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(40,462)	531,768	(572,230)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	61,543	620,767	(559,224)

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (January - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	2,907,417	2,864,946	42,471
Net interest income	1,719,800	1,683,594	36,206
Trust fees	24,562	21,551	3,010
Net fees and commissions	807,590	774,450	33,140
Net trading profits	144,088	37,943	106,144
Net other business income	211,375	347,406	(136,030)
Net gains (losses) on debt securities	(2,285)	(24,160)	21,875
General and administrative expenses	1,614,485	1,533,998	80,486
Amortization of goodwill	1,675	—	1,675
Net business profits before provision for general allowance for loan losses and amortization of goodwill	1,294,607	1,330,947	(36,339)
Net business profits before provision for general allowance for loan losses	1,292,931	1,330,947	(38,015)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits*	1,292,931	1,330,947	(38,015)
Net non-recurring gains (losses)	(114,453)	(187,098)	72,644
Credit related costs (2)	(200,788)	(184,902)	(15,886)
Losses on loan write-offs	(191,280)	(140,187)	(51,093)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(9,507)	(44,714)	35,207
Net gains (losses) on equity securities	108,658	56,529	52,129
Gains on sales of equity securities	138,811	107,860	30,950
Losses on sales of equity securities	(1,305)	(21,999)	20,693
Losses on write-down of equity securities	(28,846)	(29,332)	485
Profits (losses) from investments in affiliates	11,826	13,672	(1,846)
Other	(34,149)	(72,398)	38,248
Amortization of goodwill	—	(15,425)	15,425

Ordinary profit	1,178,478	1,143,848	34,629

Net extraordinary gains (losses)	52,522	599,419	(546,897)
Gains on loans written-off (3)	101,128	91,149	9,979
Reversal of allowance for loan losses (4)	12,087	528,302	(516,214)
Losses on impairment of fixed assets	(12,520)	(18,136)	5,616
Income before income taxes and others	1,231,000	1,743,268	(512,268)
Income taxes-current	65,071	103,833	(38,762)
Income taxes-deferred	348,456	465,981	(117,525)
Minority interests	72,988	64,909	8,079

Net income	744,484	1,108,544	(364,059)

Note:

*  Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi UFJ + consolidated entities’ gross profits – consolidated entities’ general and administrative expenses – consolidated entities’ provision for general allowance for loan losses – Amortization of goodwill – Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(4)	(188,701)	343,400	(532,101)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	(87,572)	434,549	(522,121)
Number of consolidated subsidiaries	179	174	5
Number of affiliated companies accounted for under the equity method	50	45	5

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (January - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	1,956,671	2,086,542	(129,871)
Domestic gross profits	1,364,941	1,376,391	(11,449)
Net interest income	992,490	1,063,668	(71,178)
Net fees and commissions	331,828	320,659	11,168
Net trading profits	15,058	(21,269)	36,328
Net other business income	25,563	13,332	12,230
Net gains (losses) on debt securities	2,508	(5,663)	8,172
Non-domestic gross profits	591,729	710,151	(118,421)
Net interest income	194,472	257,256	(62,783)
Net fees and commissions	93,715	93,890	(175)
Net trading profits	125,139	45,379	79,759
Net other business income	178,402	313,624	(135,222)
Net gains (losses) on debt securities	(2,859)	(13,056)	10,197
General and administrative expenses	1,056,904	998,831	58,073
Personnel expenses	352,230	340,994	11,235
Non-personnel expenses	644,896	598,923	45,973
Taxes	59,777	58,913	863
Net business profits before provision for general allowance for loan losses	899,766	1,087,711	(187,944)
Provision for general allowance for loan losses (1)	—	—	—
Net business profits	899,766	1,087,711	(187,944)
Net non-recurring gains (losses)	(65,216)	(151,988)	86,772
Credit related costs (2)	(129,314)	(130,691)	1,377
Losses on loan write-offs	(114,843)	(101,077)	(13,765)
Provision for specific allowance for loan losses	—	—	—
Other credit related costs	(14,470)	(29,613)	15,143
Net gains (losses) on equity securities	93,895	104,020	(10,124)
Gains on sales of equity securities	129,722	151,879	(22,157)
Losses on sales of equity securities	(1,256)	(10,679)	9,423
Losses on write-down of equity securities	(34,570)	(37,179)	2,609
Others	(29,797)	(125,317)	95,519

Ordinary profit	834,549	935,722	(101,172)

Net extraordinary gains (losses)	123,490	677,035	(553,544)
Gains on loans written-off (3)	92,173	79,479	12,694
Reversal of allowance for loan losses (4)	90,556	616,621	(526,064)
Losses on impairment of fixed assets	(12,291)	(18,066)	5,774
Income before income taxes	958,040	1,612,757	(654,717)
Income taxes-current	15,184	17,772	(2,588)
Income taxes-deferred	273,558	480,901	(207,343)

Net income	669,298	1,114,083	(444,785)

Total credit costs (1)+(2)+(4)	(38,757)	485,929	(524,687)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)	53,416	565,409	(511,993)

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	515,207	500,614	14,593
(Gross profits before credit costs for trust accounts)	515,326	501,536	13,790
Trust fees	128,383	126,305	2,077
Trust fees before credit costs for trust accounts	128,501	127,227	1,274
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)	14,518	35,829	(21,311)
Other trust fees	113,983	91,397	22,586
Credit costs for trust accounts (1)	(118)	(921)	803
Net interest income	212,791	195,229	17,562
Net fees and commissions	177,516	166,836	10,679
Net trading profits (losses)	19,560	(2,771)	22,331
Net other business income (expenses)	(23,042)	15,014	(38,057)
Net gains (losses) on debt securities	(15,314)	2,902	(18,216)
General and administrative expenses	243,445	239,491	3,954
Amortization of goodwill	77	—	77
Net business profits before credit costs for trust accounts, provision for general allowance for loan losses and amortization of goodwill	271,957	262,044	9,913
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses *	271,880	262,044	9,836
Provision for general allowance for loan losses (2)	(2,332)	—	(2,332)
Net business profits**	269,429	261,122	8,307
Net non-recurring gains (losses)	12,165	(8,037)	20,203
Credit related costs (3)	49	(33,519)	33,568
Losses on loan write-offs	(2,083)	(13,362)	11,278
Provision for specific allowance for loan losses	(4,360)	—	(4,360)
Other credit related costs	6,493	(20,157)	26,651
Net gains (losses) on equity securities	15,647	31,350	(15,703)
Gains on sales of equity securities	23,606	37,455	(13,849)
Losses on sales of equity securities	(1,949)	(3,193)	1,244
Losses on write down of equity securities	(6,008)	(2,910)	(3,098)
Profits (losses) from investments in affiliates	2,759	(110)	2,870
Other	(6,290)	(5,758)	(532)

Ordinary profit	281,595	253,084	28,510

Net extraordinary gains (losses)	4,334	45,409	(41,075)
Gains on loans written-off (4)	9,937	9,716	221
Reversal of allowance for loan losses (5)	—	80,669	(80,669)
Expenses for the preparation of planned management integration	—	(22,695)	22,695
Losses on impairment of fixed assets	(5,876)	(22,706)	16,829
Income before income taxes and others	285,929	298,494	(12,564)
Income taxes-current	6,505	2,660	3,845
Income taxes-deferred	70,107	128,510	(58,402)
Minority interests	1,385	2,778	(1,392)

Net income	207,931	164,545	43,385

Notes:

*	Net business profits before credit costs for trust accounts and provision for general allowance for loan losses
= Consolidated net business profits + credit costs for trust accounts + provision for general allowance for loan losses
**	Net business profits = Net business profits of Mitsubishi UFJ Trust and Banking Corporation + consolidated entities’ gross profits – consolidated entities’ general and administrative expenses – consolidated entities’ provision for general allowance for loan losses – amortization of goodwill – inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(5)	(2,401)	46,228	(48,630)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	7,536	55,945	(48,409)
Number of consolidated subsidiaries	22	24	(2)
Number of affiliated companies accounted for under the equity method	8	8	—

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Financial Results

The amounts presented as of March 31, 2006 include amounts of former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

	(in millions of yen)
	For the fiscal year ended		Increase/ (Decrease) (A) - (B)
	March 31, 2007 (A)	March 31, 2006 (B)
Gross profits	471,343	460,221	11,122
(Gross profits before credit costs for trust accounts)*	471,462	461,143	10,319
Domestic gross profits	465,916	428,060	37,855
Trust fees	111,075	116,167	(5,092)
Trust fees before credit costs for trust accounts*	111,193	117,089	(5,895)
Loan trusts and money trusts fees (Jointly operated designated money trusts before credit costs for trust accounts)*	14,518	35,829	(21,311)
Other trust fees	96,675	81,259	15,415
Credit costs for trust accounts** (1)	(118)	(921)	803
Net interest income	200,354	166,345	34,009
Net fees and commissions	141,263	140,595	667
Net trading profits (losses)	27,541	(11,059)	38,601
Net other business income (expenses)	(14,316)	16,011	(30,328)
Net gains (losses) on debt securities	(10,276)	3,408	(13,684)
Non-domestic gross profits	5,426	32,160	(26,733)
Trust fees	0	—	0
Net interest income	24,775	27,796	(3,020)
Net fees and commissions	(238)	(1,397)	1,158
Net trading profits (losses)	(10,515)	6,134	(16,649)
Net other business income (expenses)	(8,595)	(373)	(8,221)
Net gains (losses) on debt securities	(5,038)	(506)	(4,531)
General and administrative expenses	197,134	208,444	(11,310)
Personnel expenses	62,947	73,062	(10,115)
Non-personnel expenses	125,232	125,137	95
Taxes	8,954	10,244	(1,289)
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses*	274,327	252,698	21,629
Provision for general allowance for loan losses (2)	(1,758)	—	(1,758)
Net business profits	272,449	251,776	20,673
Net non-recurring gains (losses)	5,910	(9,071)	14,981
Credit related costs (3)	172	(32,773)	32,946
Losses on loan write-offs	(1,762)	(13,140)	11,378
Provision for specific allowance for loan losses	(4,558)	—	(4,558)
Provision for allowance for loans to specific foreign borrowers	—	—	—
Other credit related costs	6,493	(19,633)	26,127
Net gains (losses) on equity securities	14,579	29,298	(14,719)
Gains on sales of equity securities	23,474	35,016	(11,541)
Losses on sales of equity securities	(1,920)	(1,883)	(37)
Losses on write down of equity securities	(6,974)	(3,834)	(3,140)
Other	(8,841)	(5,596)	(3,245)

Ordinary profit	278,360	242,705	35,654

Net extraordinary gains (losses)	5,713	64,275	(58,562)
Gains on loans written-off (4)	9,831	9,519	311
Reversal of allowance for loan losses (5)	—	79,534	(79,534)
Expenses for the preparation of planned management integration	—	(22,672)	22,672
Losses on impairment of fixed assets	(2,899)	(2,124)	(775)
Income before income taxes and others	284,073	306,981	(22,907)
Income taxes-current	631	(2,553)	3,184
Income taxes-deferred	71,800	141,378	(69,578)

Net income	211,642	168,155	43,486

Notes:

*	Amounts before credit costs for loans in trusts with contracts for compensating the principal
**	Credit costs for loans in trusts with contracts for compensating the principal

Total credit costs (1)+(2)+(3)+(5)	(1,704)	45,838	(47,543)
Total credit costs + Gains on loans written-off (1)+(2)+(3)+(4)+(5)	8,127	55,358	(47,231)

Mitsubishi UFJ Financial Group, Inc.

4. Average Interest Rate Spread

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

The amounts presented as of March 31, 2006 are weighted average of amounts of former The Bank of Tokyo-Mitsubishi, Ltd. (April - December), former UFJ Bank Limited (April - December) and The Bank of Tokyo-Mitsubishi UFJ, Ltd. ( January - March).

(All branches)	(percentage per annum)
	For the fiscal year ended March 31,		Increase/ (Decrease) (A) - (B)
	2007(A)	2006(B)
Total average interest rate on interest-earning assets (a)	2.02	1.70	0.31
Average interest rate on Loans and bills discounted	2.07	1.79	0.27
Average interest rate on Investment securities	1.48	1.30	0.18
Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	1.88	1.35	0.53
Average interest rate on Deposits and NCD	0.64	0.39	0.24
Average interest rate on other liabilities	2.05	0.70	1.35
Total average interest rate spread (a)-(b)	0.13	0.35	(0.21)

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.15	1.13	0.01
Average interest rate on Loans and bills discounted	1.51	1.46	0.05
Average interest rate on Investment securities	0.80	0.68	0.11
Total average interest rate on interest-bearing liabilities (b) <including General and administrative expenses>	0.98	0.78	0.20
Average interest rate on Deposits and NCD	0.10	0.02	0.08
Average interest rate on other liabilities	0.57	0.15	0.41
Total average interest rate spread (a)-(b)	0.16	0.35	(0.18)

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

The amounts presented as of March 31, 2006 are weighted average of amounts of former The Mitsubishi Trust and Banking Corporation (April - September), former UFJ Trust Bank Limited (April - September) and Mitsubishi UFJ Trust and Banking Corporation (October - March).

(All branches)	(percentage per annum)
	For the fiscal year ended March 31,		Increase/ (Decrease) (A) - (B)
	2007(A)	2006(B)
Total average interest rate on interest-earning assets (a)	2.06	1.58	0.48
Average interest rate on Loans and bills discounted	1.42	1.11	0.30
Average interest rate on Investment securities	3.00	2.21	0.79
Total average interest rate on interest-bearing liabilities (b)	0.73	0.54	0.19
Average interest rate on Deposits and NCD	0.64	0.45	0.18
Total average interest rate spread (a)-(b)	1.32	1.04	0.28

(Domestic business segment)	(percentage per annum)
Total average interest rate on interest-earning assets (a)	1.57	1.16	0.41
Average interest rate on Loans and bills discounted	1.24	1.00	0.23
Average interest rate on Investment securities	2.57	1.75	0.82
Total average interest rate on interest-bearing liabilities (b)	0.23	0.13	0.10
Average interest rate on Deposits and NCD	0.22	0.11	0.10
Total average interest rate spread (a)-(b)	1.34	1.02	0.31

Mitsubishi UFJ Financial Group, Inc.

5. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of March 31, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	13,651.1	9,633.4	442.8	23,727.4
Receive-floater / pay-fix	2,425.9	1,306.1	743.1	4,475.2
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	16,077.1	10,939.5	1,206.0	28,222.7

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of March 31, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	12,563.2	8,300.0	370.3	21,233.6
Receive-floater / pay-fix	2,481.3	779.0	316.2	3,576.6
Receive-floater / pay-floater	—	—	20.0	20.0
Receive-fix / pay-fix	—	—	—	—

Total	15,044.5	9,079.1	706.6	24,830.3

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of March 31, 2007
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix / pay-floater	1,237.9	3,288.3	130.0	4,656.3
Receive-floater / pay-fix	199.1	535.7	567.7	1,302.6
Receive-floater / pay-floater	—	—	—	—
Receive-fix / pay-fix	—	—	—	—

Total	1,437.0	3,824.0	697.7	5,958.9

Mitsubishi UFJ Financial Group, Inc.

6. Securities

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	957	15,514	9,085	8,128	(14,556)	3,662	18,219
Other Securities	3,384,231	430,993	3,693,293	309,062	2,953,237	3,339,726	386,488
Domestic equity securities	3,221,309	240,506	3,322,569	101,260	2,980,802	2,996,101	15,298
Domestic bonds	(70,390)	139,751	17,401	87,792	(210,142)	7,277	217,419
Other	233,312	50,734	353,322	120,010	182,577	336,347	153,769
Total	3,385,188	446,507	3,702,378	317,190	2,938,680	3,343,388	404,707
Domestic equity securities	3,221,309	240,506	3,322,569	101,260	2,980,802	2,996,101	15,298
Domestic bonds	(70,126)	154,772	25,227	95,353	(224,898)	9,343	234,241
Other	234,005	51,228	354,581	120,576	182,776	337,943	155,166

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.
(*2)	“Other securities” are recorded on the consolidated balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on the consolidated balance sheets.
(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	(5,841)	7,282	39	5,880	(13,123)	19	13,143
Stocks of subsidiaries and affiliates	622,572	(657,902)	623,403	830	1,280,475	1,280,475	—
Other Securities	2,383,969	395,771	2,648,173	264,204	1,988,198	2,303,375	315,177
Domestic equity securities	2,230,837	229,260	2,330,743	99,905	2,001,576	2,026,169	24,593
Domestic bonds	(76,810)	105,946	9,030	85,841	(182,757)	4,188	186,946
Other	229,942	60,563	308,399	78,456	169,378	273,017	103,638

Total	3,000,700	(254,848)	3,271,616	270,915	3,255,549	3,583,870	328,321

Domestic equity securities	2,371,965	(359,706)	2,471,871	99,905	2,731,672	2,756,265	24,593
Domestic bonds	(82,624)	113,235	9,058	91,682	(195,859)	4,208	200,068
Other	711,359	(8,377)	790,686	79,326	719,736	823,396	103,659

(*1)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.
(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.
(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years
Domestic bonds	10,316,581	10,448,646	1,959,364	2,367,306	11,363,275	13,546,030	1,753,624	1,572,831
Government bonds	9,663,043	7,009,055	1,032,992	2,038,312	10,694,820	10,002,326	812,742	1,406,824
Municipal bonds	32,874	120,482	63,115	3,627	26,032	110,844	84,227	3,888
Corporate bonds	620,662	3,319,108	863,256	325,366	642,422	3,432,860	856,654	162,118
Other bonds	944,796	2,592,339	1,397,326	3,893,843	615,217	1,517,564	995,164	2,901,030
Foreign bonds	643,272	2,422,008	770,932	2,004,998	230,346	1,343,677	730,846	2,016,899
Other	301,524	170,330	626,394	1,888,844	384,871	173,887	264,318	884,131

Total	11,261,377	13,040,986	3,356,691	6,261,149	11,978,493	15,063,595	2,748,789	4,473,862

(*)	This table includes negotiable certificates of deposits in “Cash and due from banks”, beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

Fair Value information on Securities

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Net unrealized gains (losses)				Net unrealized gains (losses)
	(A)	(A) - (B)	Gains	Losses	(B)	Gains	Losses
Debt securities being held to maturity	7,735	7,361	7,747	11	374	1,980	1,605
Other Securities	686,235	51,153	710,832	24,596	635,081	679,214	44,132
Domestic equity securities	651,812	36,618	667,935	16,122	615,194	619,579	4,385
Domestic bonds	7,555	30,304	8,072	516	(22,748)	3,912	26,661
Other	26,867	(15,769)	34,823	7,956	42,636	55,722	13,086

Total	693,971	58,515	718,579	24,608	635,456	681,194	45,738

Domestic equity securities	651,812	36,618	667,935	16,122	615,194	619,579	4,385
Domestic bonds	15,291	37,666	15,820	528	(22,374)	5,892	28,267
Other	26,867	(15,769)	34,823	7,956	42,636	55,722	13,086

(*1)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.
(*2)	“Other securities” are recorded on balance sheets at market prices. Net unrealized gains (losses) of other securities represent the difference between the acquisition costs and values indicated on balance sheets.
(*3)	Net unrealized gains (losses) are determined based on the fair values at the end of the fiscal period.

Redemption schedule of other securities with maturities and debt securities being held to maturity

	(in millions of yen)
	As of March 31, 2007				As of March 31, 2006
	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years	Due within 1 year	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years
Domestic bonds	12,791	2,112,198	1,083,758	5,018	728,425	1,157,804	388,743	154,560
Government bonds	803	1,733,663	1,037,299	—	689,205	739,673	299,193	152,309
Municipal bonds	4,883	78,448	3,569	426	6,171	67,041	26,678	452
Corporate bonds	7,104	300,086	42,889	4,592	33,048	351,090	62,871	1,798
Other	114,325	513,426	761,712	182,945	194,953	535,505	569,146	203,554
Foreign bonds	112,927	404,424	596,645	145,993	178,781	405,731	467,966	137,568
Other	1,398	109,001	165,066	36,951	16,172	129,774	101,179	65,985

Total	127,117	2,625,625	1,845,470	187,964	923,378	1,693,310	957,889	358,114

(*)	This table includes beneficiary certificates of commodity investment trusts in “Commercial paper and other debt purchased” and others in addition to “Investment securities”.

Mitsubishi UFJ Financial Group, Inc.

7. Return on Equity

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

The amounts presented as of March 31, 2006 are amounts of former Mitsubishi Tokyo Financial Group, Inc. (April - September) and Mitsubishi UFJ Financial Group, Inc. (October - March).

			(	%)

	For the fiscal year ended March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	For the fiscal year ended March 31, 2006 (B)
ROE *	14.97	(1.60)	16.58

Note:	* ROE is computed as follows:

[For the fiscal year ended March 31, 2007]

Net income - Annual dividends on nonconvertible preferred stocks	x 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

[For the fiscal year ended March 31, 2006]
Net income - Annual dividends on nonconvertible preferred stocks	x 100
{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred shares at the beginning of the period × Issue price - Land revaluation excess, net of taxes, at the beginning of the period - Net unrealized gains (losses) on securities available for sale, net of taxes, at the beginning of the period) + (Shareholders’ equity at the end of the period - Number of nonconvertible preferred shares at the end of the period × Issue price - Land revaluation excess, net of taxes, at the end of the period - Net unrealized gains (losses) on securities available for sale, net of taxes, at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

8. Risk-Adjusted Capital Ratio Based on the Basel 2 Standards

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1) Risk-adjusted capital ratio	12.58%	0.38%	12.20%
Tier 1 ratio	7.59%	0.79%	6.80%
(2) Tier 1 capital	8,054.8	553.1	7,501.6
(3) Qualified Tier 2 capital	5,718.3	(575.3)	6,293.7
i) The amount of unrealized gains on investment securities	1,541.7	198.5	1,343.1
ii) The amount of land revaluation excess	159.3	(2.8)	162.1
iii) Subordinated debts	3,844.3	57.6	3,786.6
(4) Qualified Tier 3 capital	—	—	—
(5) Deductions from total qualifying capital	424.0	89.0	334.9
(6) Net qualifying capital (2)+(3)+(4)-(5)	13,349.2	(111.1)	13,460.3
(7) Risk-adjusted assets	106,049.1	(4,243.5)	110,292.6

Note:	Beginning from the fiscal year ended March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.20, 2006.
For the fiscal year ended March 31, 2006, risk-adjusted capital ratio was computed in accordance with the Notification of the Ministry of Finance No.62, 1998.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1) Risk-adjusted capital ratio	12.83%	0.35%	12.48%
Tier 1 ratio	7.71%	0.66%	7.05%
(2) Tier 1 capital	6,975.5	240.2	6,735.3
(3) Qualified Tier 2 capital	4,940.9	(391.8)	5,332.7
i) The amount of unrealized gains on investment securities	1,089.2	178.9	910.2
ii) The amount of land revaluation excess	197.2	(4.4)	201.6
iii) Subordinated debts	3,440.1	131.3	3,308.8
(4) Qualified Tier 3 capital	—	—	—
(5) Deductions from total qualifying capital	309.8	163.1	146.6
(6) Net qualifying capital (2)+(3)+(4)-(5)	11,606.7	(314.7)	11,921.4
(7) Risk-adjusted assets	90,457.6	(5,063.0)	95,520.6

Note:	Beginning from the fiscal year ended March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.19, 2006.
For the fiscal year ended March 31, 2006, risk-adjusted capital ratio was computed in accordance with the Notification of the Ministry of Finance No.55, 1993.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	As of March 31, 2007 (A) (Preliminary basis)	Increase/ (Decrease) (A) - (B)	As of March 31, 2006 (B) (for reference)
(1) Risk-adjusted capital ratio	13.20%	0.14%	13.05%
Tier 1 ratio	8.40%	(0.40)%	8.80%
(2) Tier 1 capital	1,175.5	(15.7)	1,191.3
(3) Qualified Tier 2 capital	729.7	(145.3)	875.0
i) The amount of unrealized gains on investment securities	314.1	25.2	288.8
ii) The amount of land revaluation excess	(1.1)	0.0	(1.1)
iii) Subordinated debts	416.6	(81.3)	497.9
(4) Qualified Tier 3 capital	—	—	—
(5) Deductions from total qualifying capital	57.4	(241.9)	299.3
(6) Net qualifying capital (2)+(3)+(4)-(5)	1,847.8	80.8	1,766.9
(7) Risk-adjusted assets	13,994.7	460.8	13,533.9

note:	Beginning from the fiscal year ended March 31, 2007, risk-adjusted capital ratio is computed in accordance with the Notification of the Financial Services Agency No.19, 2006.
For the fiscal year ended March 31, 2006, risk-adjusted capital ratio was computed in accordance with the Notification of the Ministry of Finance No.55, 1993.

Mitsubishi UFJ Financial Group, Inc.

II. Loan Portfolio and Other

1. Risk-Monitored Loans

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	40,924	(17,480)	(11,477)	58,404	52,401
Non-accrual delinquent loans	822,160	(78,019)	135,950	900,179	686,209
Accruing loans contractually past due 3 months or more	19,691	(3,165)	(678)	22,856	20,370
Restructured loans	648,054	(351,442)	(91,223)	999,497	739,278
Total (1)	1,530,830	(450,107)	32,569	1,980,937	1,498,260
Written-off	844,161	(306,613)	(134,419)	1,150,775	978,581
Total loans and bills discounted	84,831,949	(931,157)	(839,232)	85,763,106	85,671,181

( % to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	(0.01)%	(0.01)%	0.06%	0.06%
Non-accrual delinquent loans	0.96%	(0.08)%	0.16%	1.04%	0.80%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.02%	0.02%
Restructured loans	0.76%	(0.40)%	(0.09)%	1.16%	0.86%
Total	1.80%	(0.50)%	0.05%	2.30%	1.74%

(2) Allowance for Loan Losses

	(in millions of yen)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Allowance for loan losses (2)	1,185,432	(175,313)	72,180	1,360,745	1,113,252
General allowance for loan losses	805,245	(196,407)	(72,767)	1,001,652	878,013
Specific allowance for loan losses	380,116	21,104	145,044	359,012	235,071
Allowance for loans to specific foreign borrowers	71	(10)	(96)	81	167
Coverage Ratio (2) / (1)	77.43%	8.74%	3.13%	68.69%	74.30%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,444,254	(384,474)	37,020	1,828,728	1,407,233
Overseas	86,576	(65,632)	(4,450)	152,208	91,027
Asia	13,501	(2,186)	(5,784)	15,687	19,285
Indonesia	4,123	958	(1,891)	3,165	6,015
Thailand	594	(1,441)	(1,425)	2,036	2,020
Hong Kong	3,598	(1,798)	371	5,396	3,226
Other	5,185	95	(2,838)	5,090	8,024
United States of America	54,939	(10,685)	7,374	65,625	47,565
Other	18,135	(52,760)	(6,040)	70,895	24,176

Total	1,530,830	(450,107)	32,569	1,980,937	1,498,260

Classified by industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,444,254	(384,474)	37,020	1,828,728	1,407,233
Manufacturing	189,220	(6,721)	24,492	195,942	164,727
Construction	49,617	(21,065)	(16,794)	70,683	66,412
Wholesale and retail	141,428	(258,836)	(11,939)	400,265	153,368
Finance and insurance	1,968	(14,012)	540	15,980	1,428
Real estate	237,726	(227,666)	(50,917)	465,393	288,644
Services	178,192	7,097	26,082	171,094	152,109
Other industries	258,957	46,221	89,259	212,735	169,698
Consumer	387,142	90,509	(23,701)	296,633	410,844
Overseas	86,576	(65,632)	(4,450)	152,208	91,027
Financial institutions	18,944	(49,067)	(12,458)	68,011	31,402
Commercial and industrial	53,773	(25,559)	(4,114)	79,333	57,888
Other	13,858	8,995	12,122	4,863	1,736

Total	1,530,830	(450,107)	32,569	1,980,937	1,498,260

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1)	Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	41,858	2,820	2,077	39,038	39,781
Non-accrual delinquent loan	599,885	(91,508)	99,201	691,394	500,684
Accruing loans contractually past due 3 months or more	16,126	(4,973)	(780)	21,099	16,906
Restructured loans	458,234	(321,468)	(77,536)	779,702	535,770
Total (1)	1,116,105	(415,129)	22,961	1,531,234	1,093,143
Written-off	549,999	(174,389)	(81,227)	724,388	631,226
Total loans and bills discounted	68,194,957	(1,392,238)	(1,343,914)	69,587,196	69,538,871

( % to total loans and bills discounted)
Loans to bankrupt borrowers	0.06%	0.00%	0.00%	0.05%	0.05%
Non-accrual delinquent loan	0.87%	(0.11)%	0.15%	0.99%	0.72%
Accruing loans contractually past due 3 months or more	0.02%	(0.00)%	(0.00)%	0.03%	0.02%
Restructured loans	0.67%	(0.44)%	(0.09)%	1.12%	0.77%
Total	1.63%	(0.56)%	0.06%	2.20%	1.57%

(2)	Allowance for Loan Losses

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Allowance for loan losses (2)	771,057	(157,077)	56,563	928,134	714,493
General allowance for loan losses	526,308	(156,651)	(50,511)	682,960	576,820
Specific allowance for loan losses	244,677	(415)	107,172	245,093	137,505
Allowance for loans to specific foreign borrowers	71	(10)	(96)	81	167
Coverage Ratio (2) / (1)	69.08%	8.47%	3.72%	60.61%	65.36%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,057,502	(344,734)	37,971	1,402,236	1,019,530
Overseas	58,603	(70,394)	(15,009)	128,997	73,612
Asia	12,144	(2,550)	(5,668)	14,695	17,813
Indonesia	2,967	146	(1,778)	2,820	4,745
Thailand	594	(1,441)	(1,425)	2,036	2,020
Hong Kong	3,598	(1,798)	371	5,396	3,226
Other	4,984	542	(2,836)	4,442	7,821
United States of America	32,234	(12,415)	(3,766)	44,649	36,000
Other	14,224	(55,429)	(5,574)	69,653	19,798

Total	1,116,105	(415,129)	22,961	1,531,234	1,093,143

Classified by industry	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,057,502	(344,734)	37,971	1,402,236	1,019,530
Manufacturing	150,547	(7,472)	13,330	158,020	137,216
Construction	44,412	(16,237)	(15,808)	60,650	60,221
Wholesale and retail	127,357	(243,834)	(9,305)	371,191	136,663
Finance and insurance	1,267	(14,712)	137	15,979	1,130
Real estate	221,760	(218,556)	(42,182)	440,316	263,942
Services	164,610	10,852	27,912	153,758	136,698
Other industries	189,126	52,229	76,878	136,896	112,247
Consumer	158,419	92,995	(12,990)	65,423	171,409
Overseas	58,603	(70,394)	(15,009)	128,997	73,612
Financial institutions	16,906	(45,441)	(10,085)	62,347	26,991
Commercial and industrial	41,290	(20,629)	(5,073)	61,920	46,364
Other	405	(4,324)	148	4,730	256

Total	1,116,105	(415,129)	22,961	1,531,234	1,093,143

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	4,502	(2,276)	1,976	6,779	2,525
Non-accrual delinquent loans	75,843	936	29,685	74,906	46,157
Accruing loans contractually past due 3 months or more	1,160	(466)	98	1,626	1,062
Restructured loans	85,593	(35,146)	(16,598)	120,739	102,191
Total (1)	167,099	(36,952)	15,163	204,052	151,936
Written-off	79,425	(97,816)	(56,137)	177,242	135,563
Total loans and bills discounted	9,890,460	(500,934)	(355,803)	10,391,395	10,246,264

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.04%	(0.01)%	0.02%	0.06%	0.02%
Non-accrual delinquent loans	0.76%	0.04%	0.31%	0.72%	0.45%
Accruing loans contractually past due 3 months or more	0.01%	(0.00)%	0.00%	0.01%	0.01%
Restructured loans	0.86%	(0.29)%	(0.13)%	1.16%	0.99%
Total	1.68%	(0.27)%	0.20%	1.96%	1.48%

(2)	Allowance for Loan Losses

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Allowance for loan losses (2)	122,979	(1,468)	36,261	124,448	86,718
General allowance for loan losses	90,901	627	15,274	90,274	75,627
Specific allowance for loan losses	32,078	(2,095)	20,987	34,173	11,090
Allowance for loans to specific foreign borrowers	—	—	—	—	—

Coverage Ratio (2) / (1)	73.59%	12.60%	16.52%	60.98%	57.07%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(3) Classification of Risk-Monitored Loans

Classified by geographic area

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	151,599	(39,986)	6,310	191,585	145,289
Overseas	15,500	3,033	8,852	12,466	6,647
Asia	39	(4)	(2)	43	41
Indonesia	39	(4)	(2)	43	41
Thailand	—	—	—	—	—
Hong Kong	—	—	—	—	—
Other	—	—	—	—	—
United States of America	15,263	2,856	9,036	12,407	6,227
Other	197	182	(180)	15	378

Total	167,099	(36,952)	15,163	204,052	151,936

Classified by industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	151,599	(39,986)	6,310	191,585	145,289
Manufacturing	28,445	(6,350)	3,819	34,795	24,626
Construction	3,466	(4,690)	(367)	8,157	3,834
Wholesale and retail	10,155	(14,166)	(2,169)	24,321	12,324
Finance and insurance	—	—	(288)	—	288
Real estate	5,540	(6,437)	(4,552)	11,978	10,092
Services	8,050	(4,313)	(2,579)	12,363	10,629
Other industries	64,633	(4,260)	13,496	68,894	51,137
Consumer	31,307	232	(1,049)	31,074	32,356
Overseas	15,500	3,033	8,852	12,466	6,647
Financial institutions	2,037	(3,626)	(2,372)	5,663	4,410
Commercial and industrial	1,402	(5,361)	(796)	6,764	2,199
Other	12,059	12,021	12,022	38	37

Total	167,099	(36,952)	15,163	204,052	151,936

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1) Risk-Monitored Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Loans to bankrupt borrowers	50	(1)	(34)	51	85
Non-accrual delinquent loans	129	72	78	56	50
Accruing loans contractually past due 3 months or more	61	24	(35)	37	96
Restructured loans	1,082	(117)	(176)	1,199	1,258
Total	1,323	(22)	(167)	1,346	1,491

Total loans and bills discounted	170,826	(18,582)	(7,377)	189,409	178,203

(% to total loans and bills discounted)
Loans to bankrupt borrowers	0.02%	0.00%	(0.01)%	0.02%	0.04%
Non-accrual delinquent loans	0.07%	0.04%	0.04%	0.02%	0.02%
Accruing loans contractually past due 3 months or more	0.03%	0.01%	(0.01)%	0.01%	0.05%
Restructured loans	0.63%	0.00%	(0.07)%	0.63%	0.70%

Total	0.77%	0.06%	(0.06)%	0.71%	0.83%

(2) Allowance for Loan Losses

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Special internal reserves	2,374	(3,432)	(1,019)	5,806	3,393
Allowance for bad debts	514	(103)	(19)	617	534

(3) Classification of Risk-Monitored Loans

Classified by industry	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	1,323	(22)	(167)	1,346	1,491
Manufacturing	—	—	—	—	—
Construction	—	—	—	—	—
Wholesale and retail	—	(9)	(4)	9	4
Finance and insurance	—	—	—	—	—
Real estate	202	(19)	(9)	222	212
Services	262	(48)	(39)	311	301
Other industries	—	(8)	(8)	8	8
Consumer	858	64	(104)	794	963

Total	1,323	(22)	(167)	1,346	1,491

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law (the “FRL”)

Non performing loans had been determined among “Loans and bills discounted”, “Foreign exchanges”, “Acceptances and guarantees”, “Credit related suspense accounts”, “Accrued interest” and “Securities lent” prior to September 2006.

In accordance with the revision of the Ministerial Ordinance for the FRL, “Guaranteed private placement bonds” was included in the scope for determining non performing loans as of March 31, 2007.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined including Trust Accounts)

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	115,968	(36,385)	(9,039)	152,354	125,008
Doubtful	647,903	(101,530)	151,985	749,433	495,918
Special Attention	562,007	(362,106)	(94,899)	924,114	656,907
Non Performing Loans (1)	1,325,880	(500,022)	48,046	1,825,902	1,277,833
Normal	89,268,191	2,995,855	1,805,220	86,272,336	87,462,970

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	1,059,836	(241,026)	50,178	1,300,862	1,009,657
Allowance for loan losses	401,377	(66,449)	103,664	467,827	297,712
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	658,458	(174,576)	(53,486)	833,034	711,944
Coverage ratio (2) / (1)	79.93%	8.68%	0.92%	71.24%	79.01%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	115,968		1,647		—		114,321			100.00%
	[152,354	]	[4,432	]	[—	]	[147,921	]		[100.00	]%
Doubtful	647,903		261,335		—		285,842			84.45%
	[749,433	]	[232,601	]	[—	]	[414,151	]		[86.29	]%
Special Attention	562,007		138,394		—		258,294			70.58%
	[924,114	]	[230,793	]	[—	]	[270,962	]		[54.29	]%
Non Performing Loans (3)	1,325,880		401,377		—		658,458			79.93%
	[1,825,902	]	[467,827	]	[—	]	[833,034	]		[71.24	]%
Normal	89,268,191
	[86,272,336	]
Total (4)	90,594,071
	[88,098,238	]
Share of Non Performing Loans (3) / (4)	1.46%
	[2.07	]%

Note: The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	107,393	(21,592)	(9,688)	128,985	117,081
Doubtful	575,564	(107,498)	120,991	683,062	454,572
Special Attention	474,360	(326,441)	(78,317)	800,801	552,677
Non Performing Loans (1)	1,157,317	(455,531)	32,986	1,612,849	1,124,331

Normal	79,075,042	3,423,281	2,186,000	75,651,761	76,889,042

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	923,138	(235,653)	33,153	1,158,791	889,984
Allowance for loan losses	353,666	(59,729)	86,000	413,395	267,665
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	569,472	(175,923)	(52,846)	745,396	622,318

Coverage ratio (2) / (1)	79.76%	7.91%	0.60%	71.84%	79.15%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	107,393 [128,985	]	1,481 [3,881	]	— [—	]	105,911 [125,103	]	100.00 [100.00	% ]%	100.00 [100.00	% ]%
Doubtful	575,564 [683,062	]	229,688 [205,034	]	— [—	]	256,203 [384,596	]	71.92 [68.69	% ]%	84.41 [86.32	% ]%
Special Attention	474,360 [800,801	]	122,496 [204,479	]	— [—	]	207,357 [235,696	]	45.87 [36.18	% ]%	69.53 [54.96	% ]%
Non Performing Loans (3)	1,157,317 [1,612,849	]	353,666 [413,395	]	— [—	]	569,472 [745,396	]	60.16 [47.65	% ]%	79.76 [71.84	% ]%
Normal	79,075,042 [75,651,761	]
Total (4)	80,232,360 [77,264,610	]
Share of Non Performing Loans (3) / (4)	1.44 [2.08	% ]%

Note: The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	8,343	(14,905)	622	23,248	7,720
Doubtful	72,141	6,049	31,104	66,091	41,037
Special Attention	86,753	(35,612)	(16,499)	122,366	103,253
Non Performing Loans (1)	167,238	(44,468)	15,227	211,706	152,010
Normal	10,023,645	(408,865)	(373,569)	10,432,511	10,397,215

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	135,631	(5,379)	17,119	141,010	118,511
Allowance for loan losses	47,711	(6,720)	17,664	54,431	30,047
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	87,919	1,341	(545)	86,578	88,464
Coverage ratio (2) / (1)	81.10%	14.49%	3.13%	66.60%	77.96%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]		Coverage ratio [(B)+(C)+(D)] / (A)
Bankrupt or De facto Bankrupt	8,343		165		—		8,177		100.00%		100.00%
	[23,248	]	[551	]	[—	]	[22,697	]	[100.00	]%	[100.00	]%
Doubtful	72,141		31,647		—		29,460		74.15%		84.70%
	[66,091	]	[27,566	]	[—	]	[29,283	]	[74.89	]%	[86.01	]%
Special Attention	86,753		15,897		—		50,281		43.58%		76.28%
	[122,366	]	[26,313	]	[—	]	[34,597	]	[29.98	]%	[49.77	]%
Non Performing Loans (3)	167,238		47,711		—		87,919		60.15%		81.10%
	[211,706	]	[54,431	]	[—	]	[86,578	]	[43.50	]%	[66.60	]%
Normal	10,023,645
	[10,432,511	]
Total (4)	10,190,884
	[10,644,218	]
Share of Non Performing Loans (3) / (4)	1.64%
	[1.98	]%

Note: The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1) Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Bankrupt or De facto Bankrupt	232	112	25	120	206
Doubtful	197	(82)	(110)	279	308
Special Attention	893	(52)	(83)	945	976
Non Performing Loans (1)	1,323	(22)	(167)	1,346	1,491
Normal	169,503	(18,559)	(7,209)	188,063	176,712

(2) Status of Coverage of Non Performing Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Covered amount (2)	1,066	6	(94)	1,060	1,161
Allowance for loan losses	—	—	—	—	—
Reserve for financial support to specific borrowers	—	—	—	—	—
Collateral, guarantees, etc.	1,066	6	(94)	1,060	1,161
Coverage ratio (2) / (1)	80.58%	1.81%	2.71%	78.76%	77.87%

Category	Loan amount (A)		Allowance for loan losses (B)		Reserve for financial support to specific borrowers (C)		Covered by collateral and/or guarantees (D)		Coverage ratio for unsecured portion [(B)+(C)] / [(A)-(D)]	Coverage ratio [(B)+(C)+ (D)] / (A)
Bankrupt or De facto Bankrupt	232 [120	]	— [—	]	— [—	]	232 [120	]		100.00 [100.00	% ]%
Doubtful	197 [279	]	— [—	]	— [—	]	178 [272	]		90.44 [97.16	% ]%
Special Attention	893		—		—		655			73.35%
	[945	]	[—	]	[—	]	[668	]		[70.62	]%
Non Performing Loans (3)	1,323 [1,346	]	— [—	]	— [—	]	1,066 [1,060	]		80.58 [78.76	% ]%
Normal	169,503 [188,063	]
Total (4)	170,826 [189,409	]
Share of Non Performing Loans (3) / (4)	0.77 [0.71	% ]%

Note:	The upper figures are as of March 31, 2007. The lower figures with bracket are as of March 31, 2006.

Mitsubishi UFJ Financial Group, Inc.

3.	Progress in Disposal of Problem Assets

Problem assets had been determined among “Loans and bills discounted”, “Foreign exchanges”, “Acceptances and guarantees”, “Credit related suspense accounts”, “Accrued interest” and “Securities lent” prior to September 2006. In accordance with the revision of the Ministerial Ordinance for the FRL, “Guaranteed private placement bonds” was included in the scope for determining problem assets as of March 31, 2007.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Mitsubishi UFJ Trust and Banking Corporation and MU Strategic Partner, Co., Ltd. (“MUSP”) (Combined, including Trust Accounts)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, Mitsubishi UFJ Trust and Banking Corporation, MUSP and Trust accounts. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited, former The Mitsubishi Trust and Banking Corporation, former UFJ Trust Bank Limited, MUSP and Trust accounts.

(A) Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006 (a)	As of March 31, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	444.8	367.3	279.1	194.5	153.3	125.2	116.3	(8.9)
Doubtful	2,024.9	4,439.0	1,407.2	1,266.9	749.7	500.4	652.3	151.8

Total	2,469.8	4,806.4	1,686.4	1,461.4	903.0	625.7	768.6	142.9

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2004
Bankrupt or De facto Bankrupt	444.8	295.5	172.6	106.6	81.8	49.6	40.3	(9.3)
Doubtful	2,024.9	916.4	403.7	273.1	169.9	128.0	97.1	(30.8)

Total	2,469.8	1,211.9	576.3	379.7	251.8	177.6	137.4	(40.2)

(2) Assets newly categorized as problem assets based on the“FRL” during the first half of fiscal 2004
Bankrupt or De facto Bankrupt		71.8	35.7	20.2	13.5	8.7	6.3	(2.4)
Doubtful		3,522.6	638.8	365.6	209.1	34.6	26.4	(8.2)

Total		3,594.4	674.5	385.9	222.7	43.4	32.7	(10.6)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004
Bankrupt or De facto Bankrupt			70.8	26.4	14.0	8.8	7.0	(1.7)
Doubtful			364.7	208.4	49.1	28.2	20.8	(7.4)

Total			435.5	234.8	63.1	37.0	27.8	(9.1)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005
Bankrupt or De facto Bankrupt				41.2	22.5	19.3	13.0	(6.2)
Doubtful				419.6	170.0	101.2	78.6	(22.6)

Total				460.8	192.6	120.6	91.7	(28.9)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005
Bankrupt or De facto Bankrupt					21.2	16.3	10.2	(6.1)
Doubtful					151.4	72.1	37.4	(34.7)

Total					172.6	88.5	47.6	(40.8)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt						22.2	16.4	(5.8)
Doubtful						136.0	63.0	(73.0)

Total						158.3	79.4	(78.8)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt							22.8
Doubtful							328.7

Total							351.6

Mitsubishi UFJ Financial Group, Inc.

(B) Historical data for disposal of problem assets

(1) Assets categorized as problem assets prior to March 31,2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	49.6	40.3		(9.3)
Doubtful	128.0	97.1		(30.8)

Total	177.6	137.4		(40.2)

		(A	)	(B )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	1.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	8.1
Write-offs	3.6
Other	26.2
Collection / Repayment	22.3
Upgraded	3.8

Total	40.2	(B)

These measures shown below have been already taken to outstanding problem loans (A).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	8.6
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of small balance loans	27.2
Entrust to the Resolution and Collection Corporation	—

Total	37.2

(2) Assets newly categorized as problem assets during the first half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007	Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.7	6.3	(2.4)
Doubtful	34.6	26.4	(8.2)

Total	43.4	32.7	(10.6)

		(C)	(D)

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	1.2
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.7
Write-offs	2.5
Other	5.0
Collection / Repayment	4.0
Upgraded	0.9

Total	10.6	(D)

These measures shown below have been already taken to outstanding problem loans (C).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	2.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	3.4
Entrust to the Resolution and Collection Corporation	—

Total	6.3

(3) Assets newly categorized as problem assets during the second half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.8	7.0		(1.7)
Doubtful	28.2	20.8		(7.4)

Total	37.0	27.8		(9.1)

		(E	)	(F )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	3.2
Write-offs	0.5
Other	5.3
Collection / Repayment	4.6
Upgrade	0.7

Total	9.1	(F)

These measures shown below have been already taken to outstanding problem loans (E).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	2.7
Entrust to the Resolution and Collection Corporation	—

Total	7.0

(4) Assets newly categorized as problem assets during the first half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	19.3	13.0		(6.2)
Doubtful	101.2	78.6		(22.6)

Total	120.6	91.7		(28.9)

		(G	)	(H )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.1
Write-offs	2.6
Other	21.5
Collection / Repayment	17.8
Upgrade	3.6

Total	28.9	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	5.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	7.0
Entrust to the Resolution and Collection Corporation	—

Total	12.8

Mitsubishi UFJ Financial Group, Inc.

(5) Assets newly categorized as problem assets during the second half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	16.3	10.2		(6.1)
Doubtful	72.1	37.4		(34.7)

Total	88.5	47.6		(40.8)

		(I	)	(J )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	9.4
Write-offs	3.6
Other	27.3
Collection / Repayment	23.6
Upgraded	3.7

Total	40.8	(J)

These measures shown below have been already taken to outstanding problem loans (I).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	3.8
Entrust to the Resolution and Collection Corporation	—

Total	8.6

(6) Assets newly categorized as problem assets during the first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	22.2	16.4		(5.8)
Doubtful	136.0	63.0		(73.0)

Total	158.3	79.4		(78.8)

		(K	)	(L )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	1.4
Re-constructive treatment	2.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.9
Write-offs	23.9
Other	48.0
Collection / Repayment	32.4
Upgraded	15.5

Total	78.8	(L)

These measures shown below have been already taken to outstanding problem loans (K).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	11.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.5
Entrust to the Resolution and Collection Corporation	—

Total	15.6

(7) Assets newly categorized as problem assets during the second half of fiscal 2006

	(in billions of yen)
	As of March 31, 2007
Bankrupt or De facto Bankrupt	22.8
Doubtful	328.7

Total	351.6	(M)

These measures shown below have been already taken to outstanding problem loans (M).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	11.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	8.5
Entrust to the Resolution and Collection Corporation	—

Total	20.4

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd., and MUSP (Combined)

The amounts presented as “during the second half of fiscal 2005” include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd., former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP. The amounts prior to September 30, 2005 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd., former UFJ Bank Limited and MUSP.

(A) Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006 (a)	As of March 31, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	365.2	306.5	229.5	162.1	129.9	117.3	107.7	(9.6)
Doubtful	1,639.7	3,901.2	1,240.6	1,106.7	683.3	459.1	579.9	120.8

Total	2,004.9	4,207.7	1,470.2	1,268.8	813.3	576.4	687.7	111.2

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2004
Bankrupt or De facto Bankrupt	365.2	237.9	139.2	86.5	69.2	45.7	38.2	(7.4)
Doubtful	1,639.7	771.9	346.3	223.3	148.5	121.1	91.4	(29.7)

Total	2,004.9	1,009.8	485.6	309.9	217.7	166.8	129.6	(37.2)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2004
Bankrupt or De facto Bankrupt		68.5	25.3	16.5	9.3	8.3	6.2	(2.0)
Doubtful		3,129.3	579.1	312.8	186.3	29.3	23.0	(6.3)

Total		3,197.9	604.4	329.3	195.6	37.7	29.2	(8.4)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004
Bankrupt or De facto Bankrupt			64.9	25.6	13.4	8.4	6.8	(1.5)
Doubtful			315.1	173.5	46.7	27.4	20.4	(6.9)

Total			380.0	199.1	60.2	35.8	27.3	(8.5)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005
Bankrupt or De facto Bankrupt				33.5	17.0	17.6	11.7	(5.9)
Doubtful				396.8	156.1	90.0	69.5	(20.5)

Total				430.4	173.2	107.7	81.2	(26.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005
Bankrupt or De facto Bankrupt					20.8	15.2	9.0	(6.2)
Doubtful					145.4	68.8	36.0	(32.7)

Total					166.3	84.0	45.1	(38.9)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt						22.0	13.8	(8.2)
Doubtful						122.2	54.8	(67.4)

Total						144.2	68.6	(75.6)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt							21.8
Doubtful							284.6

Total							306.4

Mitsubishi UFJ Financial Group, Inc.

(B) Historical data for disposal of problem assets

(1) Assets categorized as problem assets prior to March 31,2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	45.7	38.2		(7.4)
Doubtful	121.1	91.4		(29.7)

Total	166.8	129.6		(37.2)

		(A	)	(B )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.5
Re-constructive treatment	1.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	6.9
Write-offs	3.9
Other	24.2
Collection / Repayment	20.3
Upgrade	3.8

Total	37.2	(B)

These measures shown below have been already taken to outstanding problem loans (A).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	6.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	26.2
Entrust to the Resolution and Collection Corporation	—

Total	32.9

(2) Assets newly categorized as problem assets during the first half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.3	6.2		(2.0)
Doubtful	29.3	23.0		(6.3)

Total	37.7	29.2		(8.4)

		(C	)	(D )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	1.2
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.4
Write-offs	0.9
Other	4.7
Collection / Repayment	3.7
Upgrade	0.9

Total	8.4	(D)

These measures shown below have been already taken to outstanding problem loans (C).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	2.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	3.3
Entrust to the Resolution and Collection Corporation	—

Total	6.2

(3) Assets newly categorized as problem assets during the second half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	8.4	6.8		(1.5)
Doubtful	27.4	20.4		(6.9)

Total	35.8	27.3		(8.5)

		(E	)	(F )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.6
Write-offs	0.5
Other	5.2
Collection / Repayment	4.4
Upgrade	0.7

Total	8.5	(F)

These measures shown below have been already taken to outstanding problem loans (E).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.1
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	2.6
Entrust to the Resolution and Collection Corporation	—

Total	6.8

(4) Assets newly categorized as problem assets during the first half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007	Increase / (Decrease)
Bankrupt or De facto Bankrupt	17.6	11.7	(5.9)
Doubtful	90.0	69.5	(20.5)

Total	107.7	81.2	(26.4)

		(G)	(H)

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.0
Re-constructive treatment	0.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	4.1
Write-offs	2.7
Other	18.9
Collection / Repayment	15.3
Upgrade	3.5

Total	26.4	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	5.4
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	6.0
Entrust to the Resolution and Collection Corporation	—

Total	11.5

Mitsubishi UFJ Financial Group, Inc.

(5) Assets newly categorized as problem assets during the second half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	15.2	9.0		(6.2)
Doubtful	68.8	36.0		(32.7)

Total	84.0	45.1		(38.9)

		(I	)	(J )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	0.3
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	9.3
Write-offs	2.2
Other	26.9
Collection / Repayment	23.2
Upgrade	3.7

Total	38.9	(J)

These measures shown below have been already taken to outstanding problem loans (I).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	4.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	2.7
Entrust to the Resolution and Collection Corporation	—
Total	7.4

(6) Assets newly categorized as problem assets during the first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	22.0	13.8		(8.2)
Doubtful	122.2	54.8		(67.4)

Total	144.2	68.6		(75.6)

		(K	)	(L )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	1.4
Re-constructive treatment	2.5
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	2.9
Write-offs	22.6
Other	46.0
Collection / Repayment	31.3
Upgrade	14.7

Total	75.6	(L)

These measures shown below have been already taken to outstanding problem loans (K).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	8.7
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	4.2
Entrust to the Resolution and Collection Corporation	—

Total	12.9

(7) Assets newly categorized as problem assets during the second half of fiscal 2006

	(in billions of yen)
	As of March 31, 2007
Bankrupt or De facto Bankrupt	21.8
Doubtful	284.6

Total	306.4	(M)

These measures shown below have been already taken to outstanding problem loans (M).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	11.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	8.4
Entrust to the Resolution and Collection Corporation	—

Total	19.4

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated, including Trust Accounts)

The amounts presented prior to September 30, 2005 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(A) Historical trend of problem assets based on the “FRL”

	(in billions of yen)
	As of March 31, 2004	As of September 30, 2004	As of March 31, 2005	As of September 30, 2005	As of March 31, 2006	As of September 30, 2006 (a)	As of March 31, 2007 (b)	(b) - (a)
Bankrupt or De facto Bankrupt	79.6	60.8	49.6	32.3	23.3	7.9	8.5	0.6
Doubtful	385.2	537.7	166.5	160.2	66.3	41.3	72.3	30.9

Total	464.8	598.6	216.2	192.6	89.7	49.2	80.9	31.6

(1) Assets categorized as problem assets based on the “FRL” prior to March 31, 2004
Bankrupt or De facto Bankrupt	79.6	57.6	33.3	20.1	12.6	3.9	2.0	(1.8)
Doubtful	385.2	144.4	57.3	49.7	21.3	6.8	5.6	(1.1)

Total	464.8	202.1	90.6	69.8	34.0	10.7	7.7	(2.9)

(2) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2004
Bankrupt or De facto Bankrupt		3.2	10.3	3.7	4.2	0.4	0.0	(0.3)
Doubtful		393.2	59.7	52.8	22.8	5.2	3.4	(1.8)

Total		396.5	70.0	56.5	27.0	5.7	3.4	(2.2)

(3) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2004
Bankrupt or De facto Bankrupt			5.9	0.8	0.5	0.4	0.2	(0.2)
Doubtful			49.5	34.9	2.3	0.8	0.3	(0.4)

Total			55.4	35.7	2.9	1.2	0.5	(0.6)

(4) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2005
Bankrupt or De facto Bankrupt				7.6	5.5	1.7	1.3	(0.3)
Doubtful				22.7	13.9	11.2	9.1	(2.0)

Total				30.4	19.4	12.9	10.5	(2.4)

(5) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2005
Bankrupt or De facto Bankrupt					0.4	1.1	1.2	0.0
Doubtful					5.9	3.3	1.3	(1.9)

Total					6.3	4.4	2.5	(1.8)

(6) Assets newly categorized as problem assets based on the “FRL” during the first half of fiscal 2006
Bankrupt or De facto Bankrupt						0.2	2.6	2.3
Doubtful						13.8	8.2	(5.5)

Total						14.1	10.8	(3.2)

(7) Assets newly categorized as problem assets based on the “FRL” during the second half of fiscal 2006
Bankrupt or De facto Bankrupt							0.9
Doubtful							44.1

Total							45.1

Mitsubishi UFJ Financial Group, Inc.

(B) Historical data for disposal of problem assets

(1)	Assets categorized as problem assets prior to March 31,2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	3.9	2.0		(1.8)
Doubtful	6.8	5.6		(1.1)

Total	10.7	7.7		(2.9)

		(A	)	(B )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	1.2
Write-offs	(0.2)
Other	2.0
Collection / Repayment	2.0
Upgrade	0.0

Total	2.9	(B)

These measures shown below have been already taken to outstanding problem loans (A).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	1.9
Quasi-legal liquidation	1.3
Split-off of problem loans	—
Partial write-off of small balance loans	1.0
Entrust to the Resolution and Collection Corporation	—

Total	4.2

(2)	Assets newly categorized as problem assets during the first half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	0.4	0.0		(0.3)
Doubtful	5.2	3.4		(1.8)

Total	5.7	3.4		(2.2)

		(C	)	(D )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.3
Write-offs	1.5
Other	0.3
Collection / Repayment	0.3
Upgrade	—

Total	2.2	(D)

These measures shown below have been already taken to outstanding problem loans (C).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.0
Entrust to the Resolution and Collection Corporation	—

Total	0.0

(3) Assets newly categorized as problem assets during the second half of fiscal 2004

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	0.4	0.2		(0.2)
Doubtful	0.8	0.3		(0.4)

Total	1.2	0.5		(0.6)

		(E	)	(F )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.5
Write-offs	0.0
Other	0.1
Collection / Repayment	0.1
Upgrade	—

Total	0.6	(F)

These measures shown below have been already taken to outstanding problem loans (E).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.2

(4) Assets newly categorized as problem assets during the first half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	1.7	1.3		(0.3)
Doubtful	11.2	9.1		(2.0)

Total	12.9	10.5		(2.4)

		(G	)	(H )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	(0.1)
Other	2.5
Collection / Repayment	2.4
Upgrade	0.0

Total	2.4	(H)

These measures shown below have been already taken to outstanding problem loans (G).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.3
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	1.0
Entrust to the Resolution and Collection Corporation	—

Total	1.3

Mitsubishi UFJ Financial Group, Inc.

(5)	Assets newly categorized as problem assets during the second half of fiscal 2005

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	1.1	1.2		0.0
Doubtful	3.3	1.3		(1.9)

Total	4.4	2.5		(1.8)

		(I	)	(J )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	—
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	0.0
Write-offs	1.4
Other	0.4
Collection / Repayment	0.3
Upgrade	0.0

Total	1.8	(J)

These measures shown below have been already taken to outstanding problem loans (I).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.0
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	1.1
Entrust to the Resolution and Collection Corporation	—

Total	1.2

(6)	Assets newly categorized as problem assets during the first half of fiscal 2006

	(in billions of yen)
	As of September 30, 2006	As of March 31, 2007		Increase / (Decrease)
Bankrupt or De facto Bankrupt	0.2	2.6		2.3
Doubtful	13.8	8.2		(5.5)

Total	14.1	10.8		(3.2)

		(K	)	(L )

Progress in disposal of problem assets

	(in billions of yen)
	Second half of fiscal 2006
Liquidation	—
Re-constructive treatment	0.0
Upgrade due to re-constructive treatment	—
Loan sales to secondary market	—
Write-offs	1.2
Other	1.9
Collection / Repayment	1.1
Upgrade	0.8

Total	3.2	(L)

These measures shown below have been already taken to outstanding problem loans (K).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	2.2
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.3
Entrust to the Resolution and Collection Corporation	—
Total	2.6

(7)	Assets newly categorized as problem assets during the second half of fiscal 2006

	(in billions of yen)
	As of March 31, 2007
Bankrupt or De facto Bankrupt	0.9
Doubtful	44.1

Total	45.1	(M)

These measures shown below have been already taken to outstanding problem loans (M).

(in billions of yen)
Second half of fiscal 2006
Legal liquidation	0.8
Quasi-legal liquidation	—
Split-off of problem loans	—
Partial write-off of small balance loans	0.1
Entrust to the Resolution and Collection Corporation	—

Total	0.9

Mitsubishi UFJ Financial Group, Inc.

4.	Classification of Loans by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation including Trust Accounts (Combined )

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	68,273,175	(3,449,462)	(2,467,524)	71,722,637	70,740,699
Manufacturing	7,644,091	(39,074)	(4,842)	7,683,165	7,648,933
Agriculture	23,535	2,280	(494)	21,255	24,029
Forestry	16,746	(501)	4,689	17,247	12,057
Fishery	30,588	(559)	(1,360)	31,147	31,948
Mining	49,115	(4,119)	(1,917)	53,234	51,032
Construction	1,554,978	(115,676)	(13,215)	1,670,654	1,568,193
Utilities	633,106	38,256	33,675	594,850	599,431
Communication and information services	1,818,480	(47,805)	(38,122)	1,866,285	1,856,602
Wholesale and retail	7,293,045	(528,099)	(330,028)	7,821,144	7,623,073
Finance and insurance	7,321,664	(180,249)	(916,414)	7,501,913	8,238,078
Real estate	9,223,743	(653,345)	(445,220)	9,877,088	9,668,963
Services	6,444,114	218,914	281,705	6,225,200	6,162,409
Municipal government	812,415	(73,569)	(63,551)	885,984	875,966
Other industries	25,407,541	(2,065,912)	(972,431)	27,473,453	26,379,972
Overseas offices and loans booked at offshore markets	10,131,005	1,525,013	749,862	8,605,991	9,381,143

Total	78,404,180	(1,924,448)	(1,717,662)	80,328,629	80,121,843

(2)	Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	18,328,956	(1,209,699)	(305,430)	19,538,655	18,634,387
Residential mortgage	17,190,135	(1,054,568)	(216,418)	18,244,704	17,406,554
Other	1,138,820	(155,131)	(89,012)	1,293,951	1,227,832

(3)	Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	44,077,149	(856,627)	(737,437)	44,933,776	44,814,586
% to total domestic loans	64.55%	1.91%	1.20%	62.64%	63.35%

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

(1)	Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	58,358,487	(2,878,241)	(2,082,938)	61,236,728	60,441,425
Manufacturing	6,384,756	(61,823)	(41,423)	6,446,579	6,426,179
Agriculture	22,458	2,164	(417)	20,294	22,875
Forestry	16,746	(501)	4,689	17,247	12,057
Fishery	5,150	(945)	573	6,095	4,577
Mining	46,340	(3,441)	(1,269)	49,781	47,609
Construction	1,409,731	(102,298)	(4,579)	1,512,029	1,414,310
Utilities	381,239	42,901	25,687	338,338	355,552
Communication and information services	871,251	(92,514)	(61,128)	963,765	932,379
Wholesale and retail	6,546,870	(614,889)	(338,562)	7,161,759	6,885,432
Finance and insurance	5,103,326	6,050	(924,862)	5,097,276	6,028,188
Real estate	7,564,642	(733,902)	(481,395)	8,298,544	8,046,037
Services	5,458,352	100,086	184,324	5,358,266	5,274,028
Municipal government	760,427	(73,222)	(61,627)	833,649	822,054
Other industries	23,787,199	(1,345,907)	(382,949)	25,133,106	24,170,148
Overseas offices and loans booked at offshore markets	9,836,470	1,486,002	739,024	8,350,468	9,097,446
Total	68,194,957	(1,392,238)	(1,343,914)	69,587,196	69,538,871

(2)	Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	17,163,337	(1,211,444)	(324,061)	18,374,781	17,487,398
Residential mortgage	16,051,849	(1,061,871)	(237,605)	17,113,720	16,289,454
Other	1,111,488	(149,573)	(86,456)	1,261,061	1,197,944

(3)	Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	38,911,759	(1,219,600)	(954,871)	40,131,359	39,866,630
% to total domestic loans	66.67%	1.14%	0.71%	65.53%	65.95%

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

(1) Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007(A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006(B)	As of September 30, 2006(C)
Domestic offices (excluding loans booked at offshore markets)	9,595,925	(539,946)	(366,641)	10,135,872	9,962,567
Manufacturing	1,257,322	22,870	36,615	1,234,452	1,220,707
Agriculture	1,077	116	(77)	961	1,154
Forestry	—	—	—	—	—
Fishery	25,438	386	(1,933)	25,052	27,371
Mining	2,775	(678)	(648)	3,453	3,423
Construction	145,242	(13,344)	(8,621)	158,586	153,863
Utilities	249,360	(3,104)	8,759	252,464	240,601
Communication and information services	938,980	46,979	24,041	892,001	914,939
Wholesale and retail	746,154	86,838	8,558	659,316	737,596
Finance and insurance	2,206,880	(173,390)	16,759	2,380,270	2,190,121
Real estate	1,639,949	82,353	36,837	1,557,596	1,603,112
Services	982,502	121,285	97,601	861,217	884,901
Municipal government	23,430	1,766	(893)	21,664	24,323
Other industries	1,376,808	(712,022)	(583,642)	2,088,830	1,960,450
Overseas offices and loans booked at offshore markets	294,534	39,011	10,837	255,523	283,696

Total	9,890,460	(500,934)	(355,803)	10,391,395	10,246,264

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	1,072,903	9,555	22,234	1,063,348	1,050,668
Residential mortgage	1,046,760	14,773	24,622	1,031,987	1,022,137
Other	26,143	(5,217)	(2,387)	31,360	28,531

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	4,893,143	371,503	220,547	4,521,640	4,672,596
% to total domestic loans	50.99%	6.38%	4.09%	44.61%	46.90%

Mitsubishi UFJ Financial Group, Inc.

Trust Accounts

(1) Classification of Loans by Type of Industry

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic offices (excluding loans booked at offshore markets)	318,762	(31,275)	(17,944)	350,037	336,706
Manufacturing	2,013	(121)	(34)	2,134	2,047
Agriculture	—	—	—	—	—
Forestry	—	—	—	—	—
Fishery	—	—	—	—	—
Mining	—	—	—	—	—
Construction	5	(34)	(15)	39	20
Utilities	2,507	(1,541)	(771)	4,048	3,278
Communication and information services	8,249	(2,270)	(1,035)	10,519	9,284
Wholesale and retail	21	(48)	(24)	69	45
Finance and insurance	11,458	(12,909)	(8,311)	24,367	19,769
Real estate	19,152	(1,796)	(662)	20,948	19,814
Services	3,260	(2,457)	(220)	5,717	3,480
Municipal government	28,558	(2,113)	(1,031)	30,671	29,589
Other industries	243,534	(7,983)	(5,840)	251,517	249,374
Overseas offices and loans booked at offshore markets	—	—	—	—	—

Total	318,762	(31,275)	(17,944)	350,037	336,706

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Total domestic consumer loans	92,715	(7,811)	(3,604)	100,526	96,320
Residential mortgage	91,526	(7,470)	(3,436)	98,996	94,962

Other	1,189	(340)	(168)	1,529	1,357

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Outstanding amount	272,247	(8,530)	(3,113)	280,777	275,360
% to total domestic loans	85.40%	5.19%	3.62%	80.21%	81.78%

Mitsubishi UFJ Financial Group, Inc.

5.	Overseas Loans

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined )

(1)	Loans to Asian countries

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Thailand	565,457	153,131	86,174	412,326	479,283
Indonesia	258,017	(21,941)	(6,454)	279,958	264,472
Malaysia	174,391	13,885	(22,338)	160,505	196,729
Philippines	59,385	(4,651)	(2,584)	64,037	61,969
South Korea	250,434	42,264	23,829	208,169	226,604
Singapore	400,395	133,539	29,040	266,856	371,355
Hong Kong	727,734	97,366	56,067	630,367	671,667
China	684,763	74,739	26,076	610,023	658,687
Taiwan	177,327	23,285	12,031	154,041	165,296
Other	201,259	84,372	57,298	116,886	143,960

Total	3,499,167	595,992	259,140	2,903,174	3,240,026

(2)	Loans to Latin American countries

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Argentina	2,090	(570)	(853)	2,661	2,944
Brazil	107,178	15,629	17,906	91,548	89,272
Mexico	95,899	12,194	(3,561)	83,705	99,461
Caribbean countries	738,087	79,368	23,309	658,719	714,778
Other	67,197	(3,285)	(3,650)	70,482	70,848

Total	1,010,454	103,337	33,149	907,117	977,305

Mitsubishi UFJ Financial Group, Inc.

6.	Loans and Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of former UFJ Bank Limited and former UFJ Trust Bank Limited.

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Deposits (ending balance)	112,041,360	(940,513)	2,485,628	112,981,873	109,555,732
Deposits (average balance)	110,056,122	(2,296,484)	(276,289)	112,352,606	110,332,412
Loans (ending balance)	78,085,418	(1,893,173)	(1,699,718)	79,978,591	79,785,136
Loans (average balance)	79,633,714	(748,602)	(78,898)	80,382,317	79,712,613

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of former UFJ Bank Limited.

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Deposits (ending balance)	100,276,681	(815,862)	2,102,407	101,092,544	98,174,273
Deposits (average balance)	98,482,144	(1,191,265)	(262,262)	99,673,410	98,744,407
Loans (ending balance)	68,194,957	(1,392,238)	(1,343,914)	69,587,196	69,538,871
Loans (average balance)	69,532,340	(9,803)	204,109	69,542,144	69,328,230

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

The following average balances of “Deposits” and “Loans” as of March 31, 2006 were adjusted by figures of former UFJ Trust Bank Limited.

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Deposits (ending balance)	11,764,679	(124,650)	383,220	11,889,329	11,381,458
Deposits (average balance)	11,573,977	(1,105,218)	(14,027)	12,679,196	11,588,005
Loans (ending balance)	9,890,460	(500,934)	(355,803)	10,391,395	10,246,264
Loans (average balance)	10,101,373	(738,798)	(283,008)	10,840,172	10,384,382

Mitsubishi UFJ Financial Group, Inc.

7. Domestic Deposits

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation

(Combined)

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Individuals	60,858,345	640,513	951,560	60,217,831	59,906,785
Corporations and others	40,840,251	(1,879,209)	1,530,628	42,719,460	39,309,622
Domestic deposits	101,698,596	(1,238,695)	2,482,188	102,937,292	99,216,407

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Individuals	52,661,717	610,054	774,602	52,051,663	51,887,115
Corporations and others	38,099,566	(1,629,158)	1,424,030	39,728,724	36,675,535
Domestic deposits	90,761,283	(1,019,104)	2,198,632	91,780,387	88,562,650

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

	(in millions of yen)
	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Individuals	8,196,628	30,459	176,958	8,166,168	8,019,670
Corporations and others	2,740,684	(250,051)	106,597	2,990,735	2,634,086
Domestic deposits	10,937,313	(219,591)	283,556	11,156,904	10,653,757

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

8. Number of Employees

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Number of Employees	37,611	(1,309)	(1,058)	38,920	38,669

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Number of Employees	29,844	(974)	(782)	30,818	30,626

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Number of Employees	7,767	(335)	(276)	8,102	8,043

Mitsubishi UFJ Financial Group, Inc.

9. Number of Offices

The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation (Combined)

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	886	6	10	880	876
Head office and Branches	742	3	2	739	740
Sub-branches and Agencies	144	3	8	141	136
Overseas	88	1	1	87	87
Branches	44	—	—	44	44
Sub-branches	25	2	2	23	23
Representative offices	19	(1)	(1)	20	20

Total	974	7	11	967	963

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	794	10	10	784	784
Head office and Branches	665	3	2	662	663
Sub-branches and Agencies	129	7	8	122	121
Overseas	81	1	1	80	80
Branches	39	—	—	39	39
Sub-branches	25	2	2	23	23
Representative offices	17	(1)	(1)	18	18

Total	875	11	11	864	864

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

	As of March 31, 2007 (A)	Increase/ (Decrease) (A) - (B)	Increase/ (Decrease) (A) - (C)	As of March 31, 2006 (B)	As of September 30, 2006 (C)
Domestic	92	(4)	—	96	92
Head office and Branches	77	—	—	77	77
Sub-branches and Agencies	15	(4)	—	19	15
Overseas	7	—	—	7	7
Branches	5	—	—	5	5
Representative offices	2	—	—	2	2

Total	99	(4)	—	103	99

Mitsubishi UFJ Financial Group, Inc.

10. Status of Deferred Tax Assets

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated )

The amounts presented for FY 2005 include amounts of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and former UFJ Bank Limited. The amounts prior to FY 2004 include amounts of former The Bank of Tokyo-Mitsubishi, Ltd. and former UFJ Bank Limited.

(1) Tax Effects of the Items Comprising

Net Deferred Tax Assets

	(in billions of yen)
	Mar. 31, 2007
		vs. Mar. 31, 2006
Deferred tax assets	1,489.1	(253.8)
Allowance for loan losses	429.5	(115.4)
Write-down on investment securities	219.2	(89.6)
Net operating losses carried forwards	905.1	(201.4)
Reserve for employees’ retirement benefits	89.6	(9.5)
Unrealized losses on other securities	11.0	11.0
Other	440.1	68.2
Valuation allowance	(605.5)	82.9
Deferred tax liabilities	1,294.1	150.9
Gains on placing trust for retirement benefits	46.5	1.4
Unrealized gains on other securities	996.8	184.2
Other	250.7	(34.7)
Net deferred tax assets	194.9	(404.8)
[Consolidated]
Net deferred tax assets	166.3	(479.0)

(2) Net Business profit before Credit Costs and Taxable Income (Current fiscal year)

(in billions of yen)
FY 2006
Net business profits before credit costs	899.7
Credit related costs	38.7
Income before income taxes	958.0
Reconciliation to taxable income	(404.2)
Taxable income	553.7

(3)	Net Business Profits before Credit Costs and Taxable Income (Past five fiscal years)

	(in billions of yen)
	FY2001	FY2002	FY2003	FY2004	FY2005
Net business profit before credit costs	1,052.8	1,188.4	1,170.2	1,201.4	1,087.7
Credit related costs	2,229.0	1,097.9	1,089.3	892.4	(485.9)
Income before income taxes	(1,698.4)	(833.3)	262.5	(47.3)	1,612.7
Reconciliation to taxable income	1,654.6	(1,873.2)	289.5	(311.4)	(1,403.1)
Taxable income	(43.7)	(2,706.5)	552.0	(358.8)	209.5

(4) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5) Collectability of Deferred Tax Assets at March 31, 2007 (Assumptions)

(in billions of yen)
Five years total (2007 to 2011)
Net business profits (based on our business plan) (*1)	7,335.6
Net business profit (basis of collectability determination) (*2)	5,697.6
Income before income taxes (basis of collectability determination)	4,633.6
Taxable income before adjustments (basis of collectability determination) (*3)	5,164.7
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	3,490.1
Deferred tax assets at March 31, 2007	1,489.1

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plans.
(*3)	Before reversals of existing deductible temporary differences and net operating loss carried forwards

(Reference) Assumptions for Business Plan
	FY 2007	FY 2008	FY2009	FY2010	FY2011
S/T interest rate (Unsecured call rate)	0.56%	0.97%	1.00%	1.25%	1.50%
L/T interest rate (10 year JGB)	2.12%	2.47%	2.46%	2.65%	2.69%
Exchange rate (Yen/USD)	¥115	¥115	¥115	¥115	¥115

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

The amounts presented for FY 2005 include amounts of Mitsubishi UFJ Trust and Banking Corporation and former UFJ Trust Bank Limited.

The amounts prior to FY 2004 include amounts of former The Mitsubishi Trust and Banking Corporation and former UFJ Trust Bank Limited.

(1)	Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	Mar. 31, 2007
		vs. Mar. 31, 2006
Deferred tax assets	215.6	(68.2)
Allowance for loan losses	40.5	(10.4)
Write-down on investment securities	74.8	(40.1)
Net operating losses carried forwards	156.6	(56.7)
Other	40.9	0.9
Valuation allowance	(97.4)	38.2
Deferred tax liabilities	307.9	16.9
Unrealized gains on other securities	278.9	19.4
Other	28.9	(2.4)
Net deferred tax assets	(92.2)	(85.1)
[Consolidated]
Net deferred tax assets	(88.8)	(83.8)

(2)	Net Business profit before Credit Costs and Taxable Income (Current fiscal year)

(in billions of yen)
FY 2006
Net business profits before credit costs	274.3
Credit related costs	1.7
Income before income taxes	284.0
Reconciliation to taxable income	(141.9)
Taxable income	142.1

(3)	Net Business Profits before Credit Costs and Taxable Income (Past five fiscal years)

	(in billions of yen)
	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005
Net business profits before credit costs	276.7	280.4	274.1	271.1	252.6
Credit related costs	379.0	218.6	69.7	81.7	(45.8)
Income before income taxes	(226.8)	(289.1)	183.4	143.1	306.9
Reconciliation to taxable income	261.8	(289.9)	(199.1)	14.1	(212.0)
Taxable income	35.0	(579.0)	(15.6)	157.3	94.8

(4)	Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

Although we recorded taxable income for the fiscal year ended March 31, 2007, we are classified as “4” described above since we have material net operating losses carried forwards. However since we believe the net operating losses carried forwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years’ future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

Our net operating losses carried forwards were incurred due to, among other things, the followings: (i) we accelerated the final disposal of non performing loans in response to both the “Emergency Economic Package”, which provided guidance to major banks to remove claims to debtors classified as “likely to become bankrupt” or below from their balance sheets, and the “Program for Financial Revival”, which urged major banks to reduce the ratio of non performing loans to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the “Law Concerning Restriction, etc. of Banks’ Shareholdings etc”.

(5)	Collectability of Deferred Tax Assets at March 31, 2007 (Assumptions)

(in billions of yen)
Five years total (2007 to 2011)
Net business profits (based on our business plan)(*1)	1,460.0
Net business profits (basis of collectability determination)(*2)	1,169.6
Income before income taxes (basis of collectability determination)	1,054.5
Taxable income before adjustments (basis of collectability determination)(*3)	852.6
Temporary difference + net operating losses carried forwards (for which deferred tax assets shall be recognized)	467.4
Deferred tax assets at March 31, 2007	215.6

(*1)	Before deduction of credit costs
(*2)	Based on the scenario that market indices stay below Assumptions for Business Plan.
(*3)	Before reversals of existing deductible temporary differences and net operating losses carried forwards

(Reference) Assumptions for Business Plan

	FY 2007	FY 2008	FY 2009	FY 2010	FY 2011
S/T interest rate (Unsecured call rate)	0.56%	0.97%	1.00%	1.25%	1.50%
L/T interest rate (10 year JGB)	2.12%	2.47%	2.46%	2.65%	2.69%
Exchange rate (Yen/USD)	¥115	¥115	¥115	¥115	¥115

Mitsubishi UFJ Financial Group, Inc.

11. Employees’ Retirement Benefits

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

(1) Benefit obligation

	(in millions of yen)
		As of March 31, 2007
Projected benefit obligation	(A)	1,892,249
Fair value of plan assets	(B)	2,679,773
Prepaid pension cost	(C)	436,243
Reserve for employees’ retirement benefits	(D)	66,524
Total amount unrecognized	(A)-(B)+(C)-(D)	(417,805)
Unrecognized prior service cost		(68,197)
Unrecognized net actuarial loss		(349,608)

(2) Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2007
Net periodic cost of the employees’ retirement benefits	11,975
Service cost	47,924
Interest cost	46,712
Expected return on plan assets	(87,589)
Amortization of unrecognized prior service cost	(8,870)
Amortization of unrecognized net actuarial loss	668
Other	13,129

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

(1) Benefit obligation

	(in millions of yen)
		As of March 31, 2007
Projected benefit obligation	(A)	1,214,242
Fair value of plan assets	(B)	1,683,978
Prepaid pension cost	(C)	226,852
Reserve for employees’ retirement benefits	(D)	11,348
Total amount unrecognized	(A)-(B)+(C)-(D)	(254,232)
Unrecognized prior service cost		(42,521)
Unrecognized net actuarial loss		(211,710)

Note	: Discount rates for pension and retirement allowance are 2.3% and 1.9%, respectively.

(2) Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2007
Net periodic cost of the employees’ retirement benefits	16,531
Service cost	25,504
Interest cost	26,919
Expected return on plan assets	(40,815)
Amortization of unrecognized prior service cost	(6,184)
Amortization of unrecognized net actuarial loss	4,504
Other	6,603

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated )

(1) Benefit obligation

	(in millions of yen)
		As of March 31, 2007
Projected benefit obligation	(A)	391,432
Fair value of plan assets	(B)	694,106
Prepaid pension cost	(C)	162,394
Reserve for employees’ retirement benefits	(D)	—
Total amount unrecognized	(A)-(B)+(C)-(D)	(140,279)
Unrecognized prior service cost		(38,725)
Unrecognized net actuarial loss		(101,553)

Note : The discount rate for pension and retirement allowance is 2.2%.

(2) Net periodic cost

(in millions of yen)
For the fiscal year ended March 31, 2007
Net periodic cost of the employees’ retirement benefits	(14,666)
Service cost	7,507
Interest cost	8,797
Expected return on plan assets	(29,837)
Amortization of unrecognized prior service cost	(2,594)
Amortization of unrecognized net actuarial loss	(3,955)
Other	5,416

Mitsubishi UFJ Financial Group, Inc.

12. Earnings Forecasts for the Fiscal Year Ending March 31, 2008

Mitsubishi UFJ Financial Group, Inc. (Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary income	6,700.0	3,300.0	6,094.0	2,840.2
Ordinary profit	1,500.0	700.0	1,457.0	663.5
Net income	800.0	350.0	880.9	507.2

Mitsubishi UFJ Financial Group, Inc. (Non-Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Operating income	415.0	195.0	510.8	163.6
Ordinary profit	385.0	180.0	478.0	146.6
Net income	385.0	180.0	473.8	146.8

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	1,135.0	510.0	1,178.4	534.8
Net income	610.0	270.0	744.4	431.1

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Non-Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Net business profits provision for general allowance for loan losses	1,025.0	455.0	899.7	426.1
Ordinary profit	885.0	395.0	834.5	358.3
Net income	530.0	235.0	669.2	422.9

Mitsubishi UFJ Trust and Banking Corporation (Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Ordinary profit	220.0	105.0	281.5	137.6
Net income	135.0	65.0	207.9	119.3

Mitsubishi UFJ Trust and Banking Corporation (Non-Consolidated)

	(in billions of yen)
	For the fiscal year ending March 31, 2008	For the six months ending September 30, 2007	For the fiscal year ended March 31, 2007	For the six months ended September 30, 2006
Net business profits before credit costs for trust accounts and provision for general allowance for loan losses	240.0	110.0	274.3	122.8
Ordinary profit	210.0	95.0	278.3	127.2
Net income	125.0	60.0	211.6	112.5